    As filed with the Securities and Exchange Commission on January 7, 2003

                                                     Registration No. 333-101964
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                       POST-EFFECTIVE AMENDMENT NO. 1 TO

                                   FORM F-80

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                       SHERRITT INTERNATIONAL CORPORATION
                              CANADIAN COAL TRUST
         (Exact Name of Co-Registrants as specified in their charters)

     NEW BRUNSWICK, CANADA                      n/a                               n/a
        ONTARIO, CANADA                         1221                              n/a
(Province or other jurisdiction     (Primary Standard Industrial    (I.R.S. Employer Identification
                of                   Classification Code Number         Number (if applicable))
 incorporation or organization)           (if applicable))

                                 1133 Yonge St.
                        Toronto, Ontario, Canada M4T 2Y7
                                 (416) 934-7655
 (Address and telephone number of Co-Registrants' principal executive offices)

                            ------------------------

                              Puglisi & Associates
                         850 Library Avenue, Suite 204
                       PO Box 885, Newark, Delaware 19714
                                 (302) 738-6680
            (Name, address (including zip code) and telephone number
        (including area code of agent for service in the United States)

                            ------------------------

                                   COPIES TO:

       JAMES J. JUNEWICZ, ESQ.               GEOFFREY CREIGHTON, ESQ.
      MAYER, BROWN, ROWE & MAW                      TORYS LLP
        190 S. LASALLE STREET               79 WELLINGTON STREET WEST,
       CHICAGO, ILLINOIS 60603                      SUITE 3000
           (312) 701-7032                       BOX 270, TD CENTRE
                                         TORONTO, ONTARIO, CANADA M5K 1N2
                                                  (416) 865-7500

    Approximate date of commencement or proposed sale of the securities to the public: as soon as practicable.

    This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box: / /

    If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART I
         INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

ITEM 1.  HOME JURISDICTION DOCUMENTS

    Document 1:  Notice of Variation to Offer to Purchase and Circular, dated
                 December 16, 2002*

    Document 2:  Offer to Purchase and Circular, dated December 16, 2002*

    Document 3:  Amended Letter of Transmittal and Election Form*

    Document 4:  Amended Notice of Guaranteed Delivery*

    Document 5:  Notice of Variation and Extension to Offer to Purchase and
                 Circular, dated January 6, 2003

ITEM 2.  INFORMATIONAL LEGENDS

    See "Notice to Shareholders in the United States" in the Offer to Purchase.

ITEM 3.  INCORPORATION OF CERTAIN INFORMATION BY REFERENCES

    Not applicable

ITEM 4.  LIST OF DOCUMENTS FILED WITH THE COMMISSION

    See "Documents filed as part of the U.S. Registration Statement" in the Offer to Purchase.

------------------------

*   Previously filed

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN DOUBT AS TO HOW TO DEAL WITH IT, YOU SHOULD CONSULT YOUR INVESTMENT DEALER, STOCKBROKER, LAWYER OR OTHER PROFESSIONAL ADVISOR. NEITHER THE SECURITIES REGULATORY AUTHORITIES IN CANADA NOR THE UNITED STATES HAVE EXPRESSED AN OPINION ABOUT THE SECURITIES OFFERED UNDER THE AMENDED ENHANCED OFFER AND IT IS AN OFFENCE TO CLAIM OTHERWISE.

                       NOTICE OF VARIATION AND EXTENSION

                                       by

                        SHERRITT COAL ACQUISITION INC.,
                         a corporation wholly-owned by

                          SHERRITT COAL PARTNERSHIP II

                               in respect of its
                               OFFER TO PURCHASE
                      ALL OF THE OUTSTANDING COMMON SHARES

                                       of

                                  FORDING INC.

                                      for

                                CDN. $35.00 CASH
                       (subject to proration, as amended)
                                       OR
               ONE EXCHANGE RIGHT EXCHANGEABLE INTO A TRUST UNIT
                       (subject to proration, as amended)
                                       OR
                   A COMBINATION OF CASH AND EXCHANGE RIGHTS
                       (subject to proration, as amended)

    By notice delivered to CIBC Mellon Trust Company (the "Depositary") on January 6, 2003, Sherritt Coal Acquisition Inc. (the "Offeror") has varied and extended its offer dated October 25, 2002 (the "Original Offer"), as varied and restated by a notice of variation dated December 16, 2002 (the "First Notice", and the Original Offer as varied and restated by the First Notice, the "Enhanced Offer"). The Enhanced Offer, as further varied and extended in the manner described in this notice of variation and extension (the "Second Notice"), is referred to herein as the "Amended Enhanced Offer". The take-over bid circular which accompanied the Enhanced Offer is referred to herein as the "Circular".

    THE ENHANCED OFFER HAS BEEN VARIED BY:

- INCREASING THE AGGREGATE MAXIMUM AMOUNT OF CASH AVAILABLE TO SHAREHOLDERS FROM $850 MILLION TO $965 MILLION;

- DECREASING THE AGGREGATE MAXIMUM AMOUNT OF EXCHANGE RIGHTS AVAILABLE TO SHAREHOLDERS FROM APPROXIMATELY 42,405,000 EXCHANGE RIGHTS TO APPROXIMATELY 38,625,000 EXCHANGE RIGHTS;

- INCREASING THE AMOUNT OF THE SUBORDINATION BY THE PARTNERSHIP IN 2003 TO $1.14 PER UNIT PER QUARTER FROM $1.05 PER UNIT PER QUARTER AND EXTENDING THE SUBORDINATION PERIOD TO THE END OF 2004 AT A NEW SUBORDINATION AMOUNT TARGETED AT $1.30 PER UNIT PER QUARTER IN 2004, SUBJECT TO ADJUSTMENT AND A MAXIMUM SUBORDINATION AMOUNT;

- PROVIDING ADDITIONAL INFORMATION AND GIVING NOTICE OF CERTAIN CHANGES TO THE ENHANCED OFFER; AND

- EXTENDING THE TIME FOR ACCEPTANCE OF THE ENHANCED OFFER UNTIL 8:00 P.M. (TORONTO TIME) ON JANUARY 23, 2003, UNLESS WITHDRAWN OR FURTHER EXTENDED.

    EXCEPT AS OTHERWISE SET FORTH IN THIS SECOND NOTICE, THE TERMS AND CONDITIONS CONTAINED IN THE ENHANCED OFFER, INCLUDING THE PURCHASE PRICE OF THE FORDING SHARES, CONTINUE TO BE APPLICABLE IN ALL RESPECTS AND THIS SECOND NOTICE SHOULD BE READ IN CONJUNCTION WITH THE ENHANCED OFFER.

    IF THE FORDING-TECK COMBINATION IS APPROVED BY FORDING SHAREHOLDERS, THE AMENDED ENHANCED OFFER WILL BE TERMINATED.

    As at the date of the Amended Enhanced Offer, Ontario Teachers' Pension Plan Board ("OTPP"), whose subsidiary is one of the Partners, beneficially owns 3,150,260 Shares, representing approximately 6.2% of the outstanding Shares. OTPP has advised the Offeror that it intends to deposit these Shares under the Amended Enhanced Offer and elect to receive Exchange Rights in consideration therefor, subject to proration. OTPP has also advised the Offeror that it intends to vote its Shares against the Fording-Teck Combination.

    SHAREHOLDERS WHO WISH TO ACCEPT THE AMENDED ENHANCED OFFER: (I) SHOULD VOTE AGAINST THE FORDING-TECK COMBINATION, AND (II) MUST COMPLETE AND EXECUTE THE LETTER OF TRANSMITTAL AND ELECTION FORM (PRINTED ON PINK PAPER) THAT ACCOMPANIES THIS AMENDED ENHANCED OFFER, or a manually signed facsimile thereof, and deposit it, together with certificates representing their Shares, in accordance with the instructions in the Letter of Transmittal and Election Form, at the offices of the Depositary or Mellon Investor Services, LLC (the "U.S. Forwarding Agent") at or prior to the Expiry Time. Alternatively, Shareholders who wish to accept the Amended Enhanced Offer and whose certificates are not immediately available may do so by following the procedures for guaranteed delivery set forth in
Section 3 of the Enhanced Offer, "Manner of Acceptance -- Procedure for Guaranteed Delivery", using the Notice of Guaranteed Delivery (printed on orange paper) that accompanies this Amended Enhanced Offer.

    Questions and requests for assistance may be directed to National Bank Financial Inc. or BMO Nesbitt Burns Inc. (the "Dealer Managers"), the Depositary, the U.S. Forwarding Agent or Innisfree M&A Incorporated (the "Information Agent") and additional copies of this Second Notice, the Enhanced Offer, the Circular, the Letter of Transmittal and Election Form and the Notice of Guaranteed Delivery may be obtained without charge on request from those persons at their respective offices and phone numbers shown on the last page of this Second Notice. Persons whose Shares are held in an account with an investment dealer, stockbroker, bank, trust company or other nominee should contact their representative if they wish to accept the Amended Enhanced Offer.

    THE AMENDED ENHANCED OFFER DOES NOT CONSTITUTE AN OFFER OF SECURITIES OR A SOLICITATION TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. THE AMENDED ENHANCED OFFER IS NOT BEING MADE TO, NOR WILL DEPOSITS BE ACCEPTED FROM OR ON BEHALF OF, SHAREHOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. FURTHER, NO SECURITIES WILL BE DELIVERED TO SHAREHOLDERS IN ANY JURISDICTION IN WHICH DELIVERY THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF THAT JURISDICTION. HOWEVER, THE OFFEROR OR ITS AGENTS MAY, IN THEIR SOLE DISCRETION, TAKE SUCH ACTION AS THEY MAY DEEM NECESSARY TO EXTEND THE AMENDED ENHANCED OFFER OR MAKE DELIVERY OF SECURITIES TO SHAREHOLDERS IN SUCH JURISDICTION. IN ANY JURISDICTION WHERE U.S. STATE SECURITIES LAWS OR OTHER LAWS REQUIRE THE AMENDED ENHANCED OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE AMENDED ENHANCED OFFER SHALL BE DEEMED TO BE MADE ON OUR BEHALF BY ONE OR MORE REGISTERED BROKERS OR DEALERS LICENSED UNDER THE LAWS OF THE RELEVANT JURISDICTION.

    ALL DOLLAR REFERENCES IN THIS SECOND NOTICE ARE IN CANADIAN DOLLARS, UNLESS OTHERWISE INDICATED. ON JANUARY 3, 2003, THE INVERSE OF THE NOON BUYING RATE OF EXCHANGE, AS REPORTED BY THE BANK OF CANADA, WAS CDN.$1.00 = U.S.$0.6384.

    FOR A DISCUSSION OF THE RISK FACTORS YOU SHOULD CONSIDER IN EVALUATING THE EXCHANGE RIGHTS OFFERED UNDER THE AMENDED ENHANCED OFFER AND, ULTIMATELY, THE UNITS, SEE "RISK FACTORS" IN EACH OF APPENDIX A AND APPENDIX B TO THE
ENHANCED OFFER.

        THE CANADIAN DEALER MANAGERS FOR THE AMENDED ENHANCED OFFER ARE:

              National Bank Financial Inc.                           BMO Nesbitt
Burns Inc.

            THE INFORMATION AGENT FOR THE AMENDED ENHANCED OFFER IS:

                           Innisfree M&A Incorporated

January 6, 2003

                             NOTICE TO SHAREHOLDERS
                              IN THE UNITED STATES

    This offering is made for the securities of a Canadian issuer by Canadian issuers that are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this document in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein, have been prepared in accordance with Canadian generally accepted accounting principles, and Canadian auditing and auditor independence standards, and thus, may not be comparable to financial statements of United States entities.

    Shareholders should be aware that the exchange of securities described herein may have tax consequences both in the United States and in Canada. Such consequences for Shareholders who are resident in, or citizens of, the United States may not be described fully herein. See Section 19 and Section 20 of the Circular, and the sections entitled "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations" in Appendix A to the Circular.

    The enforcement by Shareholders of civil liabilities under the federal securities laws may be affected adversely by the fact that each of the Offeror and Sherritt International Corporation ("Sherritt"), the issuer of the Exchange Rights, is incorporated, and the Canadian Coal Trust is established, under the laws of Canada, that some or all of the officers and directors of the Offeror and Sherritt and the Trustees of the Canadian Coal Trust are residents of a foreign country, that some or all of the Dealer Managers or experts named in the Amended Enhanced Offer and registration statement relating to the Enhanced Offer may be residents of a foreign country, and that all or a substantial portion of the assets of said persons may be located outside the United States.

    NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED PURSUANT TO THE AMENDED ENHANCED OFFER OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

    Shareholders should be aware that, while the Amended Enhanced Offer is outstanding, the Offeror and its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

    THE OFFEROR RESERVES THE RIGHT, IN THE EVENT THAT THE EXCHANGE RIGHTS OR THE UNITS WHICH WOULD OTHERWISE BE ISSUED TO PERSONS RESIDENT IN CERTAIN STATES OF THE UNITED STATES OR RESIDENTS IN OTHER JURISDICTIONS, MAY NOT BE LAWFULLY DELIVERED WITHOUT FURTHER ACTION BY SHERRITT OR THE CANADIAN COAL TRUST, TO MAKE CASH PAYMENT TO THE DEPOSITARY ON BEHALF OF SUCH PERSONS.

                           FORWARD-LOOKING STATEMENTS

    Certain statements contained in this Second Notice and its appendices are forward-looking statements, including within the meaning of such term under the United States PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect" and "intend" and statements that an event or results "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements that are contained in this Second Notice reflect the current beliefs of the Offeror and are based on currently available information. Forward-looking statements involve significant risks and uncertainties that may cause actual results and events to differ materially from results forecast or suggested in these forward-looking statements. Some of these risks and uncertainties are identified in the Enhanced Offer and Circular. Although the forward-looking statements contained in this Second Notice are based on what the Offeror believes are reasonable assumptions, no assurance can be given that actual events or results will be consistent with these forward-looking statements. Because of this, undue reliance should not be placed on the forward-looking statements. The Offeror has no obligation to update or revise any forward-looking statements, whether to reflect new information, future events or circumstances or otherwise, except to the extent required by applicable securities laws, regulations and rules.

                    COMPARISON OF AMENDED ENHANCED OFFER TO
                       FORDING-TECK COMBINATION PROPOSAL

    THE FOLLOWING IS A SUMMARY ONLY AND IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED PROVISIONS CONTAINED IN THE AMENDED ENHANCED OFFER AND THE APPENDICES. SHAREHOLDERS SHOULD READ THE AMENDED ENHANCED OFFER AND THE APPENDICES IN THEIR ENTIRETY. INFORMATION CONCERNING FORDING, TECK AND WESTSHORE (INCLUDING FORWARD-LOOKING STATEMENTS) CONTAINED IN THE AMENDED ENHANCED OFFER HAS BEEN TAKEN FROM OR IS BASED UPON PUBLICLY AVAILABLE DOCUMENTS OR RECORDS OF FORDING, TECK AND WESTSHORE ON FILE WITH CANADIAN AND U.S. SECURITIES REGULATORY AUTHORITIES AND OTHER PUBLIC SOURCES. ALTHOUGH THE OFFEROR HAS NO KNOWLEDGE THAT WOULD INDICATE THAT ANY STATEMENTS CONTAINED HEREIN THAT ARE TAKEN FROM OR ARE BASED UPON THOSE DOCUMENTS AND RECORDS OR OTHER PUBLIC SOURCES, ARE UNTRUE OR INCOMPLETE, THE OFFEROR DOES NOT ASSUME AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF THE INFORMATION TAKEN FROM OR BASED UPON THOSE DOCUMENTS, RECORDS AND OTHER PUBLIC SOURCES, OR FOR ANY FAILURE BY FORDING, TECK OR WESTSHORE TO DISCLOSE PUBLICLY EVENTS OR FACTS WHICH MAY HAVE OCCURRED OR WHICH MAY AFFECT THE SIGNIFICANCE OR ACCURACY OF ANY SUCH INFORMATION, BUT WHICH ARE UNKNOWN TO THE OFFEROR.

---------------------------------------------------------------------------------------------------------------------------
REASONS SCAI'S PROPOSAL
                                               SCAI'S PROPOSAL                      FORDING-TECK COMBINATION PROPOSAL
IS SUPERIOR
---------------------------------------------------------------------------------------------------------------------------

MORE CASH                        +    $35.00 per Share                          x   $34.00 per Share

                                 +    Maximum cash proration: $20.00 cash       x   Maximum cash proration: $15.60 cash
                                      plus 0.429 of an Exchange Right (OTPP         plus 0.541 of a trust unit (OTPP will
                                      will elect Units)                             elect cash, not trust units)
---------------------------------------------------------------------------------------------------------------------------

MORE DISTRIBUTIONS PER UNIT      +    Estimated $3.42 in 2001 and $2.88 for     x   Pro forma $2.75 in 2001 and $2.30 for
                                      the nine months ending September 30,          the nine months ending September 30,
                                      2002                                          2002

                                 +    $1.14 in the first quarter of 2003        x   $1.05 in the first quarter of 2003

                                 +    Greater growth potential in
                                      distributable cash flow per Unit given
                                      more cost savings opportunities,
                                      improved production at the Line Creek
                                      mine and the development of the Cheviot
                                      mine project
---------------------------------------------------------------------------------------------------------------------------

TWO-YEAR SUBORDINATION           +    Subordination level raised to $1.14 per   x   None
                                      Unit per quarter in 2003

                                 +    Subordination level of $1.30 per Unit
                                      per quarter in 2004, subject to upward
                                      and downward adjustment based on
                                      relative coal pricing in 2004 vs. 2003

                                 +    Subordination of distributions for the
                                      first two years up to $11.25 million in
                                      each quarter for an aggregate maximum
                                      of $90 million over two years
---------------------------------------------------------------------------------------------------------------------------

LESS DEBT                        +    Approximately $300 million of debt,       x   Approximately $425 million of debt,
                                      excluding working capital                     excluding working capital

                                 +    Approximately 1.1x pro forma              x   Approximately 2.0x pro forma
                                      annualized EBITDA, no hedging liability       annualized EBITDA
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
REASONS SCAI'S PROPOSAL
                                               SCAI'S PROPOSAL                      FORDING-TECK COMBINATION PROPOSAL
IS SUPERIOR
---------------------------------------------------------------------------------------------------------------------------

NO HEDGE EXPOSURE                +    Hedge eliminated                          x   Estimated mark-to-market hedge
                                                                                    liability of approximately $95 million
                                                                                    as of January 3, 2003 based on the
                                                                                    forward exchange rate curve

                                                                                x   Significant potential volatility in
                                                                                    distributable cash flow per trust unit
                                                                                    due to remaining hedge risk

                                                                                x   Based on exchange rates as of
                                                                                    January 3, 2003, the impact on 2003
                                                                                    distributable cash flow per trust unit
                                                                                    would be approximately $0.25 per
                                                                                    Fording trust unit
---------------------------------------------------------------------------------------------------------------------------

MORE COST SAVINGS AND            +    $50 million of cost synergies             x   $50 million of combined cost AND
  SYNERGIES                           alone                                         marketing synergies
                                 +    Additional marketing and coal blending
                                      synergies

                                 +    Enhanced synergies driven by:

                                      - Geographic proximity of mines

                                      - $2.50/tonne estimated savings at
                                        Neptune Terminals

                                      - Expected mineral tax savings

                                 +    Subordination demonstrates the            x   No subordination to back up synergy
                                      Partnership's confidence in achieving         claims
                                      synergies
---------------------------------------------------------------------------------------------------------------------------

LOWER CORPORATE OVERHEAD COSTS   +    Annual corporate overhead is capped at    x   No commitment to reduce or maintain
                                      2002 levels, adjusted to exclude              base corporate overhead costs
                                      unusual and one-time expenses

                                 +    Management's incentive based on ability   x   Lucrative management option plan driven
                                      to cut costs; adds no additional costs        primarily by coal prices
                                      to the Trust

                                 +    Additional public issuer costs to         x   Additional public issuer costs to
                                      manage the Trust estimated to be              manage the trust estimated to be
                                      $2 million                                    $2 million
---------------------------------------------------------------------------------------------------------------------------

SUPERIOR GOVERNANCE              +    All of the Trustees will be independent   x   A majority of the trustees and board
                                      of the Partnership, Sherritt and OTPP         members are appointed by Teck and
                                                                                    Westshore

                                 +    A majority of the operating company
                                      board will be independent of the
                                      Partnership, Sherritt and OTPP
---------------------------------------------------------------------------------------------------------------------------

NO DILUTION                      +    None                                      x   Teck is able to convert its 38%
                                                                                    partnership stake into trust units on a
                                                                                    basis which could result in a material
                                                                                    dilution to distributable cash flow per
                                                                                    trust unit depending on the market
                                                                                    price of trust units at the time of
                                                                                    conversion and net liability levels in
                                                                                    the trust (including mark-to-market
                                                                                    hedge liabilities)

                                                                                x   Trust units may trade at a discount
                                                                                    given potential dilution risk

                                                                                x   Potential additional 9% dilution from
                                                                                    lucrative management option plan

---------------------------------------------------------------------------------------------------------------------------
REASONS SCAI'S PROPOSAL
                                               SCAI'S PROPOSAL                      FORDING-TECK COMBINATION PROPOSAL
IS SUPERIOR
---------------------------------------------------------------------------------------------------------------------------

RELATIVE VALUATION OF ASSETS     +    The Line Creek mine, the Cheviot mine     x   Elkview mine contributed at an
                                      project and a 46% interest in Neptune         estimated $750 million implied
                                      Terminals (the Met Coal Assets)               valuation (approximately $125 per tonne
                                      contributed at a $207 million implied         produced)
                                      valuation (approximately $58 per tonne
                                      produced at the Line Creek mine)

                                 +    Number of Units issued to Luscar and      x   Number of trust units issued to Teck
                                      CONSOL fixed at 5.9 million for the           for the Elkview mine is undetermined;
                                      Met Coal Assets (plus 0.5 million if          would result in 51% ownership of the
                                      the Luscan Put is exercised)                  trust at $34 per trust unit valuation

                                 +    Met Coal Assets have greater upside       x   No meaningful upside potential at the
                                      potential:                                    Elkview mine since the asset is
                                      - The Line Creek mine is poised for           relatively mature
                                        significant reduction in operating
                                        costs
                                      - Upside from development of the
                                        Cheviot mine project, which is
                                        already permitted for 3.2 million
                                        tonnes

                                      - The Cheviot mine project cost
                                        structure is expected to be in line
                                        with the existing Luscar mine

                                 +    Fair value being paid for Prairie         x   Mature Prairie assets with limited
                                      assets at approximately 5.0 - 5.5x            upside potential and significant
                                      EBITDA:                                       capital requirements associated with
                                      - No cash flow growth over last three         the Highvale and Genesee contracts
                                        years                                       (approximately $50 million)
                                      - Low margin, low return Highvale and
                                        Genesee contracts
                                      - Substantial capital requirement for
                                        the Highvale and Genesee contracts
                                        (approximately $50 million)
---------------------------------------------------------------------------------------------------------------------------

MORE FLEXIBLE AND LESS COSTLY    +    Access to two west coast coal ports       x   Port alternatives restricted by 10-year
ACCESS TO TERMINAL FACILITIES                                                       exclusive contract with Westshore

                                 +    Terminal services at Neptune Terminals    x   Non-arms length contract with
                                      provided for at cost resulting in             undisclosed pricing
                                      estimated savings of at least
                                      $2.50/tonne (including rail switching
                                      costs)

                                                                                x   Reliance on one west coast port
                                                                                    facility increases risk of disruption
                                                                                    if unforeseen events impact throughput
---------------------------------------------------------------------------------------------------------------------------

                       NOTICE OF VARIATION AND EXTENSION

                                                                 January 6, 2003

TO: THE HOLDERS OF SHARES OF FORDING INC.

    By notice to CIBC Mellon Trust Company (the "Depositary"), Sherritt Coal Acquisition Inc. (the "Offeror" or "SCAI") has varied and extended its offer dated October 25, 2002 (the "Original Offer"), as varied and restated by a notice of variation dated December 16, 2002 (the "First Notice", and the Original Offer as varied and restated by the First Notice, the "Enhanced Offer"). The Enhanced Offer, as further varied and extended in the manner described in this notice of variation and extension (the "Second Notice"), is referred to herein as the "Amended Enhanced Offer". The take-over bid circular which accompanied the Enhanced Offer is referred to herein as the "Circular".

    Except as otherwise set forth in this Second Notice, the terms and conditions contained in the Enhanced Offer continue to be applicable in all respects and this Second Notice should be read in conjunction with the Enhanced Offer. Unless the context otherwise requires, capitalized terms used but not defined in this Second Notice have the respective meanings set forth in the Enhanced Offer and Circular.

1.  COMPARISON OF AMENDED ENHANCED OFFER TO FORDING-TECK COMBINATION PROPOSAL

    The chart above under the heading "Comparison of Amended Enhanced Offer to Fording-Teck Combination Proposal" which compares the key aspects of the Amended Enhanced Offer with those of the Fording-Teck Combination replaces a similar chart in the summary of the Enhanced Offer.

2. INCREASE IN THE MAXIMUM CASH AMOUNT AND DECREASE IN THE MAXIMUM EXCHANGE RIGHT AMOUNT

    Pursuant to the Amended Enhanced Offer, the Offeror is offering to purchase, on and subject to the terms and conditions set forth in the Amended Enhanced Offer, the Letter of Transmittal and Election Form (as defined below) and the Notice of Guaranteed Delivery (as defined below), all of the outstanding common shares (the "Shares") of Fording Inc. ("Fording"), including Shares that may become outstanding on the exercise of options, in exchange for each Share deposited under the Amended Enhanced Offer, at the election of the Shareholder tendering to the Amended Enhanced Offer:

    - $35.00 cash per Share to a maximum of $965 million (subject to proration as described in the Enhanced Offer) (the "Cash Option"), or

    - one Exchange Right to a maximum of approximately 38,625,000 Exchange Rights (subject to proration as described in the Enhanced Offer) (the "Exchange Right Option"), or

    - a combination of cash and Exchange Rights (subject to proration as described in the Enhanced Offer) (the "Combination Option").

    The Offeror has varied the Enhanced Offer by increasing the maximum amount of cash available to Fording Shareholders electing the Cash Option or Combination Option from $850 million under the Enhanced Offer to $965 million under the Amended Enhanced Offer and by decreasing the aggregate maximum number of Exchange Rights available to Fording Shareholders electing the Exchange Right Option or Combination Option from approximately 42,405,000 Exchange Rights under the Enhanced Offer to approximately 38,625,000 Exchange Rights under the Amended Enhanced Offer. If either of these limits is exceeded in the elections made by Shareholders tendering their Shares under the Amended Enhanced Offer, the amount of cash paid and the number of Exchange Rights issued and distributed to Fording Shareholders will be adjusted on a pro rata basis.

    Pursuant to the Amended Enhanced Offer, if all Shareholders (other than OTPP, which has indicated that it will elect to receive Exchange Rights for the 3,150,260 Shares it holds) elect to receive cash, then such Shareholders will receive approximately $20.00 in cash and 0.429 of an Exchange Right per Share under the Amended Enhanced Offer, rather than approximately $17.63 in cash and
0.496 of an Exchange Right under the Enhanced Offer. If all Shareholders elect to receive Exchange Rights, then such Shareholders will receive approximately $8.69 in cash and 0.752 of an Exchange Right per Share under the Amended Enhanced Offer, rather than approximately $6.13 in cash and 0.825 of an Exchange Right under the Enhanced Offer.

    The total number of Units that will be issued to Fording Shareholders and issuable to the Partnership upon exchange of its interest in SCAI into Units will be approximately 46.8 million Units under the Amended Enhanced Offer, rather than approximately 51.4 million Units under the Enhanced Offer. Including the Units to be issued to CONSOL and Luscar associated with the acquisition of the Met Coal Assets (5.9 million Units) and assuming the exercise of the Luscar Put (0.5 million Units), the total number of Units outstanding for the Canadian Coal Trust will be approximately 53.2 million Units under the Amended Enhanced Offer, rather than approximately 57.8 million Units under the Enhanced Offer.

    The definitions of "Maximum Cash Amount" and "Maximum Exchange Right Amount" in the Enhanced Offer have been amended to read in full as follows:

    "Maximum Cash Amount" means $965 million, representing the maximum amount of cash available to Shareholders who elect the Cash Option or the Combination Option;

    "Maximum Exchange Right Amount" means the aggregate maximum number of Exchange Rights available to Shareholders electing the Exchange Right Option or the Combination Option, which will be not more than 75.2% of the outstanding Shares (calculated on a diluted basis).

EFFECTS OF INCREASE IN THE MAXIMUM CASH AMOUNT AND DECREASE IN THE MAXIMUM
  EXCHANGE RIGHT AMOUNT

    The total consideration paid by the Canadian Coal Trust and the Partnership for their interest in SCAI will be allocated between the SCAI Shares and SCAI Series A Notes and SCAI Series B Notes. If elections are made by Fording Shareholders for the Maximum Cash Amount of $965 million, the Partnership would acquire 49.1% of the SCAI Shares and all of the SCAI Series B Notes for an aggregate consideration of $805.0 million, of which $103.5 million is expected to be allocated to the SCAI Shares and $701.5 million is expected to be allocated to the SCAI Series B Notes, and the Canadian Coal Trust would acquire 50.9% of the SCAI Shares and all of the SCAI Series A Notes for an aggregate consideration of $834.0 million, of which $107.2 million is expected to be allocated to the SCAI Shares and $726.8 million is expected to be allocated to the SCAI Series A Notes, prior to the acquisition of the Met Coal Assets and excluding the exercise of the Luscar Put. However, if elections are made by Fording Shareholders for the Maximum Exchange Right Amount, the Partnership would acquire 17.5% of the SCAI Shares and all of the SCAI Series B Notes for an aggregate consideration of $286.8 millon, of which $36.8 million is expected to be allocated to the SCAI Shares and $250.0 million is expected to be allocated to the SCAI Series B Notes, and the Canadian Coal Trust would acquire 82.5% of the SCAI Shares and all of the SCAI Series A Notes for an aggregate consideration of $1,352.2 million, of which $173.9 million is expected to be allocated to the SCAI Shares and $1,178.3 million is expected to be allocated to the SCAI Series A Notes. The effect of the Amended Enhanced Offer is that if the Partnership exercised its right to exchange all of its SCAI Shares and SCAI Series B Notes for Units in the Canadian Coal Trust pursuant to the Conversion Agreement, the effective cost per Unit to the Partnership would be $35.00 in all cases.

    As disclosed in the Enhanced Offer, under an agreement in principle between the Offeror, Luscar and CONSOL, the MetCoal Company is to acquire the Met Coal Assets. As partial consideration for selling the Met Coal Assets, each of Luscar and CONSOL is entitled to receive 2.95 million Units. The Partnership has also agreed in principle that it or one of its affiliates would purchase the Units received by CONSOL, if CONSOL so elects. This agreement in principle also provides Luscar and CONSOL with the right to require the MetCoal Company to acquire their 100% interest in the Luscar Mine (excluding pre-existing reclamation liabilities) for 250,000 additional Units each (the "Luscar Put"). Following the acquisition of the Met Coal Assets by the MetCoal Company and assuming the exercise of the Luscar Put (which cannot be assured), each of Luscar and CONSOL would own 3.2 million Units. The Units to be acquired by Luscar and CONSOL will each represent approximately 6% of the outstanding Units (including the issuance of Units upon exchange of the Partnership's interest in SCAI Shares and SCAI Series B Notes for Units pursuant to the Conversion Agreement) which is an increase from the 5.5% of the outstanding Units to be acquired by Luscar and CONSOL under the Enhanced Offer. This is as a result of the decrease in the Maximum Exchange Right Amount under the Amended Enhanced Offer.

    The proportionate interest of each of the Canadian Coal Trust and the Partnership in the MetCoal Company will be dependent upon the percentage of Shares held by Shareholders who elect to receive Exchange Rights as consideration for their Shares deposited under the Amended Enhanced Offer and initially for the Canadian Coal Trust will not be less than 50.9% or more than 82.5% and for the Partnership will not be less than 17.5% and not more than 49.1%, before the acquisition of the Met Coal Assets or the exercise of the Luscar Put. Giving effect to the acquisition of the Met Coal Assets, but excluding the exercise of the Luscar Put, the equivalent percentages for the Canadian Coal Trust will not be less than 56.4% and not more than 84.5% and for the Partnership will not be less than 15.5% and not more than 43.6%.

3.  VARIATION OF SUBORDINATION TERMS OF SCAI SERIES B NOTES

    Cash interest payments on the SCAI Series B Notes in each quarter will be subordinated to cash interest payments on the SCAI Series A Notes until the end of the fourth quarter of 2004 to the extent described below.

    On each quarterly interest payment date during the period to December 31, 2003, if the pro rata amount of cash available to SCAI for the payment of interest on the SCAI Series A Notes but for the subordination provision (as distinct from the pro rata amount of cash available to SCAI for the payment of interest on the SCAI Series B Notes but for the subordination provision) would be less than an amount equal to $1.14 times the number of Units outstanding on the Date of Exchange (the difference being the "Quarterly 2003 Unit Distribution Deficiency"), then an amount of interest on the SCAI Series B Notes equal to the least of:

    - the amount of cash which otherwise would have been paid by SCAI as interest on the SCAI Series B Notes on that interest payment date but for the subordination provision;

    - the amount of the Quarterly 2003 Unit Distribution Deficiency; and

    - $11.25 million,

will not be payable on the SCAI Series B Notes and will instead be payable in cash on that interest payment date as interest on the SCAI Series A Notes.

    Cash interest payments on the SCAI Series B Notes will continue to be subordinated to cash interest payments on the SCAI Series A Notes during each of the quarters in 2004 by an amount that will vary depending upon the extent that the average coal price realized by SCAI during each of the quarters in 2004 differs from the average coal price realized by SCAI for the year ended
December 31, 2003. To the extent that the average coal price realized by SCAI during any of the quarters in 2004 equals the average coal price realized by SCAI for the year ended December 31, 2003, if the pro rata amount of cash available to SCAI for the payment of interest on the SCAI Series A Notes but for the subordination provision (as distinct from the pro rata amount of cash available to SCAI for the payment of interest on the SCAI Series B Notes but for the subordination provision) would be less than an amount equal to $1.30 times the number of Units outstanding on the Date of Exchange (the difference being the "Quarterly 2004 Unit Distribution Deficiency"), then an amount of interest on the SCAI Series B Notes equal to the least of:

    - the amount of cash which otherwise would have been paid by SCAI as interest on the SCAI Series B Notes on that interest payment date but for the subordination provision;

    - the amount of the Quarterly 2004 Unit Distribution Deficiency; and

    - $11.25 million,

will not be payable on the SCAI Series B Notes and will instead be payable in cash on that interest payment date as interest on the SCAI Series A Notes.

    The actual amount of the Quarterly 2004 Unit Distribution Deficiency in each of the quarters in 2004, if any, will be adjusted to reflect the amount by which the average coal price realized by SCAI during each of the quarters in 2004 differs from the average coal price realized by SCAI for the year ended
December 31, 2003. For every $1.00 increase or decrease in the average coal price realized by SCAI during a quarter in 2004 compared to the average coal price realized by SCAI for the year ended December 31, 2003, the $1.30 amount referred to above would be adjusted by $0.10 per Unit per quarter. Average realized coal price is calculated to be SCAI's consolidated coal sales revenue divided by coal sales volume.

    To the extent that, for whatever reason, interest on the SCAI Series A Notes is insufficient to satisfy a distribution in an amount equivalent to the subordination amount, the deficiency will be paid to the Canadian Coal Trust by means of a distribution on SCAI Shares. If necessary, the Partnership has agreed to waive its entitlement to any distribution on the SCAI Shares to the extent required to achieve the subordination entitlement.

    As a result of the extension of the subordination period to the end of the 2004 year, the Enhanced Offer has been varied to provide that under the Conversion Agreement, the Partnership will be prohibited from exercising its rights to exchange its SCAI Shares and SCAI Series B Notes for Units to the end of the fourth quarter of 2004, rather than to the end of the fourth quarter of 2003 under the Enhanced Offer; provided, however, that the Conversion Agreement will also permit the Partnership to exercise its rights of exchange in respect of a portion of its SCAI Shares and SCAI Series B Notes, but only if either:
(a) the SCAI Series B Notes which it retains after such a partial exchange are entitled to interest payments in each quarter of 2003 and 2004 of at least the maximum amount required to support the subordination to the SCAI Series A Notes; or (b) to the extent that, in any quarter, the SCAI Series B Notes which it retains after such a partial exchange are entitled to interest payments in that quarter which are less than the maximum amount required to support the subordination to the SCAI Series A Notes (such difference being the "Subordination Shortfall"), the Partnership undertakes to either waive its entitlement to distributions, if any, on SCAI Shares, to the extent necessary, and/or pay in cash to the Canadian Coal Trust the amount of the Subordination Shortfall. In either case, in the event of any such partial exchange, the maximum quarterly subordination amount will be increased above $11.25 million, to such higher amount as is required to ensure that the per Unit per quarter, pro rata entitlement to subordination support is the same after such partial exchange as it was before. This is designed to ensure that the entitlement of Unitholders to the benefits of subordination will not be diluted by any partial exchange effected by the Partnership.

    As a consequential amendment to the increase in the subordination per Unit per quarter for 2003 from $1.05 per Unit per quarter to $1.14 per Unit per quarter, due to the decrease in the total number of Units that will be outstanding under the Amended Enhanced Offer, in respect of the period from the first Take Up and Pay Date up to and including the Date of Exchange, an amount accruing daily at a rate of $1.14 per calendar quarter per Unit (rather than at a rate of $1.05 per calendar quarter per Unit under the Enhanced Offer) substantially all of which will be considered to be a distribution of income to the Unitholder for Canadian tax purposes, will be paid to Unitholders of record on the Date of Exchange and will be paid within 10 business days of the Date of Exchange. Following the Date of Exchange, the cash distribution for the period from the Date of Exchange until the end of the quarter in which the Date of Exchange occurs will be reduced by the amount of any payment made in accordance with the preceding sentence in respect of that quarter and will be paid to Unitholders of record on the last business day of that quarter and will be paid within 30 days of the end of the quarter.

    On January 4, 2003, the media reported that Westshore had suffered significant damage from violent windstorms, which have disabled two of its three mechanical shiploading towers, reportedly for at least three months. At the time of printing this Second Notice, neither Westshore nor Fording has as yet made any disclosure as to the effect these events may have on Fording's ability to ship its coal through Westshore. The Partnership will monitor and carefully consider any disclosure Fording or Westshore may make in this regard, and reserves the right to vary the provisions of its superior offer relating to the $1.14 per Unit per quarter payment accruing while the Exchange Rights are outstanding, and the quantum of subordination thereafter, to reflect any material adverse change to Fording's realized revenues that results from the inability of Westshore to meet Fording's shipping needs.

4.  SUMMARY OF DISTRIBUTABLE CASH OF CANADIAN COAL TRUST

    The disclosure and table under the heading "Summary of Distributable Cash of Canadian Coal Trust" in Appendix A to the Enhanced Offer has been varied to reflect the lower number of Units to be issued and take into account certain additional disclosure provided by Fording. The following analysis has been prepared by the

Offeror to assist Shareholders of Fording, who are considering electing to receive Exchange Rights (and therefore an entitlement to Units) for their Fording Shares and compares distributable cash per Unit estimated by the Offeror to pro forma distributable cash provided by Fording in its supplements dated December 8, 2002 and December 30, 2002 to the Fording Management Circular.

    These calculations of estimated distributable cash per Unit for the year ended December 31, 2001 and nine months ended September 30, 2002 assume that the Enhanced Offer and the transactions involving the Met Coal Assets, the Luscar mine (pursuant to the Luscar Put) and the Fording thermal coal assets have been completed at the beginning of such periods. See "Funding, Acquisition and Related Transactions -- MetCoal Company and Related Matters" in Appendix A to the Enhanced Offer.

    Estimates of distributable cash are not intended to be representative of the earnings of SCAI or the Canadian Coal Trust. Also, distributable cash is not a measure of cash flow or earnings recognized by GAAP and does not have a standardized meaning. Therefore, distributable cash is unlikely to be comparable with similar measures presented by others.

    EBITDA is used to refer to earnings before interest, income taxes, depreciation and amortization. EBITDA is not intended to be representative of cash flows or earnings of the relevant entities determined in accordance with GAAP. EBITDA may not be comparable to similar measures presented by others.

    The following analysis is not a forecast or a projection of future results and is not a summary of pro forma financial information calculated in accordance with applicable securities legislation. The amounts included in this analysis include estimates made by the Offeror. Actual results may vary from these estimates and such variations may be material. See "Risk Factors" in Appendix A to the Enhanced Offer for a discussion of factors that may cause actual results to vary from these estimates. The amounts of distributable cash estimated by the Offeror are not necessarily indicative of the results of operations or financial position which would have been achieved had the transactions occurred at the beginning of the respective periods and may not be indicative of future operating results or financial condition of the Canadian Coal Trust.

                                                               NINE MONTHS ENDED         YEAR ENDED
                                                               SEPTEMBER 30, 2002     DECEMBER 31, 2001
                                                              --------------------   -------------------
                                                                             (UNAUDITED)
                                                                        (MILLIONS OF DOLLARS,
                                                                       EXCEPT PER UNIT AMOUNTS)
Pro forma Fording Income Trust Distributable Cash(1):
FORDING INCOME TRUST DISTRIBUTABLE CASH PER UNIT............         $ 2.30                $ 2.75
Total distributable cash....................................           87.9                 107.6
Cash reserve add back.......................................            9.8                  12.0
                                                                     ------                ------
Available cash before cash reserve..........................           97.7                 119.6
Adjustments to available cash:
  Estimated EBITDA less taxes and capital expenditures for
    Industrial Minerals.....................................           (6.0)                 (8.6)
  Estimated interest, administration and other expenses.....           14.7                  21.2
                                                                     ------                ------
Fording Income Trust distributable cash.....................         $106.4                $132.2
                                                                     ======                ======
Canadian Coal Trust Distributable Cash:
Fording Coal Partnership available cash(2)..................         $170.8                $212.2
SCAI Adjustments:
  Elimination of losses under Fording's foreign exchange
    hedge arrangements(3)...................................           64.7                  54.0
  Inclusion of EBITDA for Met Coal Assets(5)................            3.8                  11.9
  Inclusion of capital expenditures for Met Coal Assets.....           (2.2)                 (9.1)
  Inclusion of EBITDA for the Luscar mine(4)................           19.9                  31.1
  Inclusion of capital expenditures for the Luscar mine.....           (0.7)                 (0.6)
  Effect of SCAI interest expense(6)........................          (12.2)                (16.3)
  Inclusion of estimated EBITDA less taxes and capital
    expenditures for Industrial Minerals....................            6.0                   8.6
  Elimination of estimated EBITDA for Elkview mine(5).......          (79.0)                (81.4)
  Removal of capital expenditures for Elkview mine..........            6.3                  15.0
  Elimination of estimated EBITDA for thermal coal assets...          (33.1)                (47.6)
  Removal of estimated capital expenditure for thermal coal
    assets..................................................            9.1                   4.2
                                                                     ------                ------
Canadian Coal Trust distributable cash......................         $153.4                $182.0
                                                                     ======                ======
Number of units (in millions)(7)............................           53.2                  53.2
CANADIAN COAL TRUST DISTRIBUTABLE CASH PER UNIT.............         $ 2.88                $ 3.42

------------

(1) Amounts in respect of Fording Income Trust were extracted from the supplements to the Fording Management Circular and other documents filed by Fording with securities regulatory authorities.

(2) Based on Fording Income Trust's 62.3% ownership of Fording Coal Partnership.

(3) Fording will retain its current foreign exchange hedge position. SCAI will terminate all foreign exchange hedge arrangements and does not intend to enter into foreign exchange hedge arrangements in the future.

(4) Assumes the Luscar Put is exercised.

(5) Net of mine taxes.

(6) Based on an estimate of $300 million of term debt and $25 million of working capital debt at a 5% interest rate.

(7) Calculated based upon the number of Units issuable to Fording Shareholders and to the Partnership upon exchange of its interest in SCAI to Units of Canadian Coal Trust of 46.8 million and including the purchase of the Met Coal Assets (5.9 million Units) and the exercise of the Luscar Put
    (0.5 million Units).

    Fording has announced that its revised plan of arrangement estimates cash distribution for the quarter ending March 31, 2003 to be approximately $1.05 per unit based on contracted coal sales prices for the year ended March 31, 2003. The Offeror has increased its targeted distributable cash for the quarter ending March 31, 2003 from $1.05 per Unit per quarter to $1.14 per Unit per quarter. This target takes into account the lower number of Units that will be outstanding under the Amended Enhanced Offer, the items reflected under "SCAI Adjustments" in the above table, as well as cost savings that are anticipated to be realized in the first quarter of 2003.

    In addition, the Enhanced Offer has been varied to extend the subordination feature to the 2004 year, such that the Partnership will now subordinate its right to receive any distribution in respect of its holdings of SCAI Series B Notes in the 2003 and 2004 years until the Canadian Coal Trust first receives cash interest on its SCAI Series A Notes, subject to certain limitations. See
Section 3 of this Second Notice, "Variation of Subordination Terms of SCAI Series B Notes".

5.  VARIATION TO SOURCES OF FUNDS

    As a result of the increased Maximum Cash Amount available to Shareholders in respect of the Cash Option or the Combination Option, if all outstanding Shares are deposited under the Amended Enhanced Offer, the maximum amount of cash required by the Offeror to purchase all Shares will now be $965 million, increased from $850 million. The Offeror estimates that the amount required to pay the break fee in connection with the Fording-Teck Combination, to repay debt facilities and to terminate certain foreign exchange arrangements is $312 million as of the date hereof. As a result, references in the Enhanced Offer and Circular to certain sources of funds are amended, as outlined below.

    Of the total funds required, up to $400 million will continue to be funded in equal amounts by the Partners from funds on hand and injected by way of equity contribution to, and SCAI Series B Notes of, the Offeror.

    The Offeror still expects to draw approximately $300 million under a bridge loan facility which has been committed by an affiliate of an investment banking firm and several Canadian chartered banks. Of the $300 million expected to be drawn, approximately $90 million will be used to pay the break fee and repay a portion of the existing debt and hedging obligations of Fording and $50 million will be used to pay for the Offeror's portion of the transaction fees. The remaining $160 million expected to be drawn will be applied towards the purchase of Shares.

    The subordinated loan facility which OTPP has agreed to provide to the Partnership will be available in an amount, if any, equal to the balance required to complete the Amended Enhanced Offer.

    The Enhanced Offer included a special distribution that would have been available to Unitholders only if more than 69% of Shareholders elected to receive Exchange Rights. This special distribution would have been funded by a special distribution by the Offeror to the Partnership and the Canadian Coal Trust, utilizing proceeds of the Offeror's bridge loan facility or funds available under its other credit facilities. In order to remove valuation uncertainty associated with the Exchange Rights, this special distribution has been eliminated. The funds previously allocated from the Offeror's debt facilities to fund this special distribution will now be applied towards the purchase of Shares, as noted above.

    The benefit of this amendment to Shareholders electing to receive Exchange Rights will be that the aggregate number of Units issued by the Canadian Coal Trust, upon the Exchange, and issuable to the Partnership upon the exchange of its SCAI Shares and SCAI Series B Notes for Units pursuant to the Conversion Agreement, will be reduced to 53.2 million under the Amended Enhanced Offer from
57.8 million under the Enhanced Offer (including in each case Units issued upon acquisition of the Met Coal Assets and also including the 0.5 million Units that would be issued if the Luscar Put were exercised by Luscar and CONSOL).

    Irrespective of the nature of elections made by Shareholders, the effective cost to the Partnership for each Unit, issuable on exchange of SCAI Shares and SCAI Series B Notes will be $35.00.

6.  CONSOLIDATED CAPITALIZATION OF THE CANADIAN COAL TRUST

    The consolidated capitalization table of the Canadian Coal Trust under the heading "Consolidated Capitalization of the Canadian Coal Trust" in Appendix A to the Enhanced Offer has been varied as follows. The following table sets forth the consolidated capitalization of the Canadian Coal Trust as at December 16, 2002 and the Date of Exchange, both before and after giving effect to the Exchange.

                                                                                              AFTER GIVING EFFECT
                                                                  AFTER GIVING EFFECT      TO THE EXCHANGE (ASSUMING
                                                               TO THE EXCHANGE (ASSUMING      MAXIMUM TENDER FOR
DESIGNATION                  AUTHORIZED   DECEMBER 16, 2002    MAXIMUM TENDER FOR CASH)        EXCHANGE RIGHTS)
-----------                  ----------   ------------------   -------------------------   -------------------------
                                              (audited)                        (millions of dollars)
Term debt(1)...............     N/A              $ --                  $  300.0                    $  300.0
SCAI Series B Notes........     N/A                --                     701.5                       250.0

                                                 $ 10(1
Units(2)...................  Unlimited               Unit)              1,040.5                     1,558.7
                                                                       --------                    --------
                                                                       $2,042.0                    $2,108.7
                                                                       ========                    ========

------------

(1) A commitment has been received by the Offeror from a Canadian chartered bank for a $100 million working capital facility. The Offeror has also received from a Canadian chartered bank an offer to provide a $425 million credit facility which will be used to refinance the bridge loan facility and the $100 million working capital facility. Both facilities bear interest at rates which are consistent with investment grade facilities of this type.

(2) Number of outstanding Units is 29.7 million under the maximum tender for cash scenario and 44.5 million Units under the maximum tender for Exchange Rights scenario, and includes 5.9 million Units issued in connection with the Met Coal Assets purchase.

7.  EXTENSION OF THE ENHANCED OFFER

    On December 23, 2002, the Offeror announced its intention to extend the time during which Shareholders could accept the Enhanced Offer. The Offeror has amended the Enhanced Offer by extending the time during which the Enhanced Offer is open for acceptance from 8:00 p.m. (Toronto time) on January 6, 2003 to 8:00 p.m. (Toronto time) on January 23, 2003, or until such later time and date or times and dates to which this Enhanced Offer may be further extended from time to time (the "Expiry Time"), unless withdrawn by the Offeror. Accordingly, THE EXPIRY TIME SHALL BE 8:00 P.M. (TORONTO TIME) ON JANUARY 23, 2003.

8.  RECENT DEVELOPMENTS

FORDING ORDERED TO POSTPONE SHAREHOLDERS' MEETING

    On December 23, 2002, Fording was ordered by the Alberta Court of Queen's Bench to postpone the date of its special meeting of shareholders being held to consider the Fording-Teck Combination. The meeting was originally scheduled to be held on December 20, 2002, then postponed to January 3, 2003, and now as a result of the court order, is scheduled to occur on January 22, 2003, which is one day prior to the new Expiry Time of the Amended Enhanced Offer. IF THE FORDING-TECK COMBINATION IS APPROVED, THE CONDITIONS OF THE AMENDED ENHANCED OFFER WILL NOT HAVE BEEN SATISFIED AND THE AMENDED ENHANCED OFFER WILL BE TERMINATED.

COMPETITION ACT (CANADA)

    On December 23, 2002, the Commissioner issued a "no-action letter" in respect of the Enhanced Offer advising the Offeror that the Commissioner did not at that time have grounds on which to make an application under Part VIII of the COMPETITION ACT (Canada) in respect of the purchase of the Shares under the Enhanced Offer or the acquisition by the MetCoal Company of the Met Coal Assets from Luscar and CONSOL.

UNITED STATES HART-SCOTT-RODINO ACT

    On December 13, 2002, early termination of the waiting period requirements applicable to the consummation of the Amended Enhanced Offer imposed by the United States HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, as amended, was granted.

DAMAGE TO WESTSHORE FACILITIES

    On January 4, 2003, the media reported that Westshore had suffered significant damage from violent windstorms, which have disabled two of its three mechanical shiploading towers, reportedly for at least three months. At the time of printing of this Second Notice, neither Westshore nor Fording has as yet made any disclosure as to the effect these events may have on Fording's ability to ship its coal through Westshore.

INTENTIONS WITH RESPECT TO THE ELKVIEW MINE

    The Offeror agrees that the Elkview mine assets currently owned by Teck would present certain additional synergy opportunities if added to the assets of the Canadian Coal Trust. If the Fording-Teck Combination is not approved, and the Amended Enhanced Offer is completed, the Offeror intends to initiate discussions with Teck with a view to the Offeror or an affiliate acquiring the Elkview mine assets from Teck.

9.  PAYMENT FOR DEPOSITED SHARES

    If all the conditions referred to under "Conditions of the Enhanced Offer" in Section 4 of the Enhanced Offer have been fulfilled or waived at the Expiry Time, the Offeror will become obligated to take up and pay for Shares deposited under the Amended Enhanced Offer and not withdrawn not later than 10 days from the Expiry Time and will pay for Shares taken up as soon as possible, but in any event not later than three Business Days after taking up the Shares. In accordance with applicable law, the Offeror will take up and pay for Shares deposited under the Amended Enhanced Offer after the date on which it first takes up Shares deposited under the Amended Enhanced Offer within 10 days of such deposit. The Offeror will be deemed to have taken up and accepted for payment Shares validly deposited and not withdrawn pursuant to the Amended Enhanced Offer as, if and when the Offeror gives written notice to the Depositary to that effect.

    Reference is made to Section 6 of the Enhanced Offer, "Payment for Deposited Fording Shares" for a complete description of the obligations of the Offeror.

10. WITHDRAWAL OF DEPOSITED SHARES

    Any Shares deposited in acceptance of the Amended Enhanced Offer may be withdrawn by or on behalf of the depositing Shareholder (unless otherwise required or permitted under applicable law):

    (i) at any time prior to 8:00 p.m. (Toronto time) on January 23, 2003;

    (ii) at any time before the Shares are taken up by the Offeror; and

   (iii) at any time if the Offeror has not paid for the Shares within three Business Days after taking them up.

    Any withdrawals must conform to the procedure for withdrawal set out in
Section 7 of the Enhanced Offer, "Withdrawal of Deposited Fording Shares".

11. CONSEQUENTIAL AMENDMENTS TO ENHANCED OFFER, CIRCULAR, LETTER OF TRANSMITTAL AND ELECTION FORM AND NOTICE OF GUARANTEED DELIVERY

    The Letter of Transmittal and Election Form (printed on pink paper) and the Notice of Guaranteed Delivery (printed on orange paper), as amended to give effect to the specified amendments set forth in this Second Notice are referred to herein as the "Letter of Transmittal and Election Form" and the "Notice of Guaranteed Delivery" and accompany this Second Notice. The Enhanced Offer and the Circular shall be read as amended in order to give effect to the specified amendments set forth in this Second Notice. Except as varied hereby, all terms and conditions of the Enhanced Offer remain in effect, unamended.

    Any statement contained in the Amended Enhanced Offer or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Amended Enhanced Offer to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Second Supplement.

12. REVISED PRO FORMA FINANCIAL STATEMENTS

    Attached as Appendix A to this Second Notice are revised PRO FORMA financial statements relating to SCAI, the Canadian Coal Trust and Sherritt, replacing pages C-3 to C-34 of Appendix C to the Enhanced Offer.

13. SUPPLEMENT TO NORWEST OPINION

    Norwest Corporation ("Norwest"), a well recognized coal mine engineering consulting firm was engaged by the Offeror to review the geology, mine plans and cost estimates pertaining to the Line Creek mine, part of the Met Coal Assets. Norwest's opinion was included as Appendix D to the Enhanced Offer. In the second supplement to the Fording Management Circular dated December 30, 2002, Fording included an opinion of Anderson & Schwab, Inc. ("A&S") which also made statements concerning the Line Creek mine. Norwest has reviewed the A&S opinion, and by way of comment has prepared a supplement to its previous opinion. A copy of the supplement to the Norwest Opinion is included as Appendix B to this Second Notice.

14. STATUTORY RIGHTS

    Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

                         CONSENT OF NORWEST CORPORATION

TO:        Sherritt Coal Acquisition Inc.
AND TO:    The Board of Directors of Sherritt Coal Acquisition Inc.

    We hereby consent to the reference to our "Supplement to Prior Opinion Letter re: Line Creek Mine and Related Matters" appearing in Appendix B to the notice of variation and extension dated January 6, 2003 made by Sherritt Coal Acquisition Inc. to its offer dated October 25, 2002, as varied and restated by notice of variation dated December 16, 2002, to the holders of common shares of Fording Inc., which is also part of Amendment No. 1 to the Registration Statement under the UNITED STATES SECURITIES ACT OF 1933, as amended, of Sherritt International Corporation and the Canadian Coal Trust filed with the Securities and Exchange Commission, and any amendments thereto.

Calgary, Alberta                                    (Signed) NORWEST CORPORATION
January 6, 2003

           APPROVAL AND CERTIFICATE OF SHERRITT COAL ACQUISITION INC.

DATED: January 6, 2003

    The contents of this Second Notice have been approved, and the sending, communication or delivery thereof to the Shareholders of Fording Inc. has been authorized by the Board of Directors of Sherritt Coal Acquisition Inc. The foregoing, together with the Enhanced Offer and Circular and the First Notice, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing, together with the Enhanced Offer and Circular and the First Notice, does not contain any misrepresentation likely to affect the value or the market price of the Shares which are the subject of the Amended Enhanced Offer.

                         SHERRITT COAL ACQUISITION INC.

         (Signed) DENNIS G. MASCHMEYER                       (Signed) JOWDAT WAHEED

                 President and                              Senior Vice President and
            Chief Executive Officer                          Chief Financial Officer

                              On behalf of the Board of Directors

          (Signed) TREVOR M. APPERLEY                    (Signed) SAMUEL W. INGRAM, Q.C.

                   Director                                         Director

                                   APPENDIX A
                     REVISED PRO FORMA FINANCIAL STATEMENTS

                 (This page has been left blank intentionally.)

                       SHERRITT INTERNATIONAL CORPORATION
                        PRO FORMA CONSOLIDATED CONDENSED
                              FINANCIAL STATEMENTS
                                  (UNAUDITED)

                 (This page has been left blank intentionally.)

                               COMPILATION REPORT

To the Directors of Sherritt International Corporation

    We have reviewed, as to compilation only, the accompanying unaudited pro forma consolidated condensed balance sheets of Sherritt International Corporation as at September 30, 2002 and the unaudited pro forma consolidated condensed statements of operations for the nine month period ended
September 30, 2002 and year ended December 31, 2001. These pro forma financial statements have been prepared for inclusion in the Amended Enhanced Offer relating to the offer by Sherritt Coal Acquisition Inc. to purchase all of the outstanding shares of Fording Inc. In our opinion, the unaudited pro forma consolidated condensed balance sheets and the unaudited pro forma consolidated condensed statements of operations have been properly compiled to give effect to the proposed transactions and assumptions described in the notes thereto.

Deloitte & Touche LLP
Chartered Accountants
Toronto, Canada
January 6, 2003

 COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN CANADIAN AND UNITED
                           STATES REPORTING STANDARDS

    The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. Such standards contemplate the expression of an opinion with respect to the compilation of pro forma financial statements. United States standards do not provide for the expression of an opinion on the compilation of pro forma financial statements. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements requires an examination or review substantially greater in scope than the review we have conducted. Consequently, we are unable to express any opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying unaudited pro forma financial information.

Deloitte & Touche LLP
Chartered Accountants
Toronto, Canada
January 6, 2003

                SHERRITT INTERNATIONAL CORPORATION ("SHERRITT")
            PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2001
                                  (UNAUDITED)
            (MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)
                             MAXIMUM CASH (NOTE 2)

                                                                               Pro forma
                                          Sherritt   Luscar(1)   Fording(2)   adjustments     Notes     Pro forma
                                          --------   ---------   ----------   -----------   ---------   ---------
Revenue.................................   636.6       115.1       1,000.4     (1,000.4)    3(a)(i)        751.7
                                           -----       -----       -------     --------                  -------
Cost of sales, selling, general and
  administrative expenses...............   439.4        95.9         754.2       (754.2)    3(a)(i)        535.3
Depletion and amortization..............   118.8        17.2          69.8        (69.8)    3(a)(i)        135.3
                                                                                   (1.7)    3(a)(ii)
                                                                                    1.0     3(a)(ii)
Write-down of Anaconda investment.......    23.4          --            --           --                     23.4
Amortization of goodwill................     1.4          --            --           --                      1.4
Share of loss of equity investments.....     0.6          --            --          3.7     3(a)(i)          4.3
Interest income on SCAI Notes...........      --          --            --        (30.8)    3(a)(iii)      (30.8)
Interest and other expenses.............    (4.4)        7.3          12.6        (12.6)    3(a)(i)         38.8
                                                                                    1.9     3(a)(iv)
                                                                                   34.0     3(a)(v)
Minority interest.......................     1.1          --            --           --                      1.1
Takeover response costs.................      --         6.1            --         (6.1)    3(a)(vi)          --
                                           -----       -----       -------     --------                  -------
EARNINGS (LOSS) BEFORE INCOME TAXES.....    56.3       (11.4)        163.8       (165.8)                    42.9
Income taxes (recovery).................     4.7       (16.0)         69.2        (67.9)    3(a)(vii)      (10.0)
                                           -----       -----       -------     --------                  -------
NET EARNINGS............................    51.6         4.6          94.6        (97.9)                    52.9
                                           =====       =====       =======     ========                  =======
NET EARNINGS PER RESTRICTED VOTING SHARE
Basic...................................    0.34                                                            0.35
Diluted.................................    0.33                                                            0.34
WEIGHTED AVERAGE NUMBER OF RESTRICTED
  VOTING SHARES OUTSTANDING (MILLIONS)
Basic...................................    88.4                                                            88.4
Diluted.................................   157.0                                                           157.0

------------

(1) Represents Sherritt's 50% interest in the combined statement of earnings of Luscar Coal Income Fund and Luscar Coal Ltd. from January 1 to May 11, 2001.

(2) Represents the consolidated statement of earnings of Fording Inc. for the year ended December 31, 2001.

                SHERRITT INTERNATIONAL CORPORATION ("SHERRITT")
            PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2001
                                  (UNAUDITED)
            (MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)
                          MAXIMUM TRUST UNITS (NOTE 2)

                                                                              Pro forma
                                         Sherritt   Luscar(1)   Fording(2)   adjustments     Notes     Pro forma
                                         --------   ---------   ----------   -----------   ---------   ---------
Revenue................................   636.6       115.1       1,000.4     (1,000.4)    3(b)(i)       751.7
                                          -----       -----       -------     --------                   -----
Cost of sales, selling, general and
  administrative expenses..............   439.4        95.9         754.2       (754.2)    3(b)(i)       535.3
Depletion and amortization.............   118.8        17.2          69.8        (69.8)    3(b)(i)       134.4
                                                                                  (1.7)    3(b)(ii)
                                                                                   0.1     3(b)(ii)
Write-down of Anaconda investment......    23.4          --            --           --                    23.4
Amortization of goodwill...............     1.4          --            --           --                     1.4
Share of loss of equity investments....     0.6          --            --          1.3     3(b)(i)         1.9
Interest income on SCAI Notes..........      --          --            --        (11.0)    3(b)(iii)     (11.0)
Interest and other expenses............    (4.4)        7.3          12.6        (12.6)    3(b)(i)         8.7
                                                                                   1.9     3(b)(iv)
                                                                                   3.9     3(b)(v)
Minority interest......................     1.1          --            --           --                     1.1
Takeover response costs................      --         6.1            --         (6.1)    3(b)(vi)         --
                                          -----       -----       -------     --------                   -----
EARNINGS (LOSS) BEFORE INCOME TAXES....    56.3       (11.4)        163.8       (152.2)                   56.5
Income taxes (recovery)................     4.7       (16.0)         69.2        (63.3)    3(b)(vii)      (5.4)
                                          -----       -----       -------     --------                   -----
NET EARNINGS...........................    51.6         4.6          94.6        (88.9)                   61.9
                                          =====       =====       =======     ========                   =====
NET EARNINGS PER RESTRICTED VOTING
  SHARE
Basic..................................    0.34                                                           0.45
Diluted................................    0.33                                                           0.39
WEIGHTED AVERAGE NUMBER OF RESTRICTED
  VOTING SHARES OUTSTANDING (MILLIONS)
Basic..................................    88.4                                                           88.4
Diluted................................   157.0                                                          157.0

------------

(1) Represents Sherritt's 50% interest in the combined statement of earnings of Luscar Coal Income Fund and Luscar Coal Ltd. from January 1 to May 11, 2001.

(2) Represents the consolidated statement of earnings of Fording Inc. for the year ended December 31, 2001.

                SHERRITT INTERNATIONAL CORPORATION ("SHERRITT")
            PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 2002
                                  (UNAUDITED)
            (MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)
                             MAXIMUM CASH (NOTE 2)

                                                                            Pro forma
                                                   Sherritt   Fording(1)   adjustments     Notes     Pro forma
                                                   --------   ----------   -----------   ---------   ---------
Revenue..........................................   609.5        669.8       (669.8)     3(a)(i)       609.5
                                                    -----        -----       ------                    -----
Cost of sales, selling, general and
  administrative expenses........................   394.4        504.7       (504.7)     3(a)(i)       394.4
Depletion and amortization.......................   109.8         53.9        (53.9)     3(a)(i)       110.5
                                                                                0.7      3(a)(ii)
Write-down of Anaconda investment................    37.0           --           --                     37.0
Brooks capital expense...........................      --          7.9         (7.9)     3(a)(i)          --
Share of loss of equity investments..............     1.7           --          6.0      3(a)(i)         7.7
Interest income on SCAI Notes....................      --           --        (21.4)     3(a)(iii)     (21.4)
Interest and other expenses......................    10.0          4.2         (4.2)     3(a)(i)        35.5
                                                                               25.5      3(a)(v)
Minority interest................................     0.7           --           --                      0.7
                                                    -----        -----       ------                    -----
EARNINGS BEFORE INCOME TAXES.....................    55.9         99.1       (109.9)                    45.1
Income taxes.....................................    10.1         50.8        (52.8)     3(a)(vii)       8.1
                                                    -----        -----       ------                    -----
NET EARNINGS.....................................    45.8         48.3        (57.1)                    37.0
                                                    =====        =====       ======                    =====
NET EARNINGS PER RESTRICTED VOTING SHARE
Basic............................................    0.29                                               0.20
Diluted..........................................    0.28                                               0.20
WEIGHTED AVERAGE NUMBER OF RESTRICTED VOTING
  SHARES OUTSTANDING (MILLIONS)
Basic............................................    97.7                                               97.7
Diluted..........................................   166.4                                              166.4

------------

(1) Represents the consolidated statement of earnings of Fording Inc. for the nine months ended September 30, 2002.

                SHERRITT INTERNATIONAL CORPORATION ("SHERRITT")
            PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 2002
                                  (UNAUDITED)
            (MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)
                          MAXIMUM TRUST UNITS (NOTE 2)

                                                                            Pro forma
                                                   Sherritt   Fording(1)   adjustments     Notes     Pro forma
                                                   --------   ----------   -----------   ---------   ---------
Revenue..........................................   609.5        669.8       (669.8)     3(b)(i)       609.5
                                                    -----        -----       ------                    -----
Cost of sales, selling, general and
  administrative expenses........................   394.4        504.7       (504.7)     3(b)(i)       394.4
Depletion and amortization.......................   109.8         53.9        (53.9)     3(b)(i)       109.9
                                                                                0.1      3(b)(ii)
Write-down of Anaconda investment................    37.0           --           --                     37.0
Brooks capital expense...........................      --          7.9         (7.9)     3(b)(i)          --
Share of loss of equity investments..............     1.7           --          2.2      3(b)(i)         3.9
Interest income on SCAI Notes....................      --           --         (7.6)     3(b)(iii)      (7.6)
Interest and other expenses......................    10.0          4.2         (4.2)     3(b)(i)        12.9
                                                                                2.9      3(b)(v)
Minority interest................................     0.7           --           --                      0.7
                                                    -----        -----       ------                    -----
EARNINGS BEFORE INCOME TAXES.....................    55.9         99.1        (96.7)                    58.3
Income taxes.....................................    10.1         50.8        (48.9)     3(b)(vii)      12.0
                                                    -----        -----       ------                    -----
NET EARNINGS.....................................    45.8         48.3        (47.8)                    46.3
                                                    =====        =====       ======                    =====
NET EARNINGS PER RESTRICTED VOTING SHARE
Basic............................................    0.29                                               0.30
Diluted..........................................    0.28                                               0.28
WEIGHTED AVERAGE NUMBER OF RESTRICTED VOTING
  SHARES OUTSTANDING (MILLIONS)
Basic............................................    97.7                                               97.7
Diluted..........................................   166.4                                              166.4

------------

(1) Represents the consolidated statement of earnings of Fording Inc. for the nine months ended September 30, 2002.

                SHERRITT INTERNATIONAL CORPORATION ("SHERRITT")
                 PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                               SEPTEMBER 30, 2002
                                  (UNAUDITED)
                         (MILLIONS OF CANADIAN DOLLARS)
                             MAXIMUM CASH (NOTE 2)

                                                                           Pro forma
                                                  Sherritt   Fording(1)   adjustments     Notes      Pro forma
                                                  --------   ----------   -----------   ----------   ----------
ASSETS
CURRENT ASSETS
  Cash and short-term investments...............    253.0          6.8       (216.4)    2(d)(i)           43.4
  Advances and loans receivable.................     42.4           --           --                       42.4
  Accounts receivable...........................    224.3         41.3        (41.3)    2(d)(ii)         224.3
  Inventories...................................    114.8        186.8       (186.8)    2(d)(ii)         114.8
  Overburden removal costs......................     15.6           --           --                       15.6
  Prepaid expenses..............................      9.0         10.4        (10.4)    2(d)(ii)           9.0
  Future income taxes...........................      3.7           --           --                        3.7
                                                  -------      -------      -------                    -------
                                                    662.8        245.3       (454.9)                     453.2

CAPITAL ASSETS..................................  1,118.9        789.3       (789.3)    2(d)(iii)      1,118.9
INVESTMENTS.....................................    101.0           --         51.7     2(d)(iv)         152.7
SCAI SERIES B NOTES.............................       --           --        350.8     2(d)(v)          350.8
FUTURE INCOME TAXES.............................     29.7           --           --                       29.7
OTHER ASSETS....................................     98.3         10.5        (10.5)    2(d)(iii)        107.9
                                                       --           --          9.6     2(d)(iii)           --
                                                  -------      -------      -------                    -------
                                                  2,010.7      1,045.1       (842.6)                   2,213.2
                                                  =======      =======      =======                    =======
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Short-term debt and bank indebtedness.........     32.2         10.7        (10.7)    2(d)(vi)          32.2
  Accounts payable and accrued liabilities......    109.6         74.8        (74.8)    2(d)(vi)         109.6
  Current portion of long-term debt.............     12.9           --           --                       12.9
  Site restoration and abandonment..............     10.5           --           --                       10.5
  Future income taxes...........................      1.4           --           --                        1.4
  Swaps and forward contracts...................      1.8           --           --                        1.8
                                                  -------      -------      -------                    -------
                                                    168.4         85.5        (85.5)                     168.4
LONG-TERM DEBT..................................    244.2        136.0         66.5     2(d)(vii)        446.7
FUTURE INCOME TAXES.............................    203.9        185.7       (185.7)    2(d)(viii)       203.9
MINORITY INTEREST...............................      4.7           --           --                        4.7
OTHER LONG-TERM LIABILITIES.....................     44.0         62.9        (62.9)    2(d)(viii)        44.0
                                                  -------      -------      -------                    -------
                                                    665.2        470.1       (267.6)                     867.7
                                                  -------      -------      -------                    -------
SHAREHOLDERS' EQUITY
  Convertible debentures........................    587.3           --           --                      587.3
  Capital stock.................................    451.0        122.1       (122.1)    2(d)(ix)         451.0
  Contributed surplus...........................    199.8           --           --                      199.8
  Foreign currency translation adjustments......       --         34.3        (34.3)    2(d)(ix)            --
  Retained earnings.............................    107.4        418.6       (418.6)    2(d)(ix)         107.4
                                                  -------      -------      -------                    -------
                                                  1,345.5        575.0       (575.0)                   1,345.5
                                                  -------      -------      -------                    -------
                                                  2,010.7      1,045.1       (842.6)                   2,213.2
                                                  =======      =======      =======                    =======

------------

(1) Represents the consolidated balance sheet of Fording Inc. as at September 30, 2002.

                SHERRITT INTERNATIONAL CORPORATION ("SHERRITT")
                 PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                               SEPTEMBER 30, 2002
                                  (UNAUDITED)
                         (MILLIONS OF CANADIAN DOLLARS)
                          MAXIMUM TRUST UNITS (NOTE 2)

                                                                           Pro forma
                                                  Sherritt   Fording(1)   adjustments     Notes      Pro forma
                                                  --------   ----------   -----------   ----------   ----------
ASSETS
CURRENT ASSETS
  Cash and short-term investments...............    253.0          6.8       (151.7)    2(d)(i)          108.1
  Advances and loans receivable.................     42.4           --           --                       42.4
  Accounts receivable...........................    224.3         41.3        (41.3)    2(d)(ii)         224.3
  Inventories...................................    114.8        186.8       (186.8)    2(d)(ii)         114.8
  Overburden removal costs......................     15.6           --           --                       15.6
  Prepaid expenses..............................      9.0         10.4        (10.4)    2(d)(ii)           9.0
  Future income taxes...........................      3.7           --           --                        3.7
                                                  -------      -------     --------                    -------
                                                    662.8        245.3       (390.2)                     517.9
CAPITAL ASSETS..................................  1,118.9        789.3       (789.3)    2(d)(iii)      1,118.9
INVESTMENTS.....................................    101.0           --         18.4     2(d)(iv)         119.4
SCAI SERIES B NOTES.............................       --           --        125.0     2(d)(v)          125.0
FUTURE INCOME TAXES.............................     29.7           --           --                       29.7
OTHER ASSETS....................................     98.3         10.5        (10.5)    2(d)(iii)         99.8
                                                                                1.5     2(d)(iii)
                                                  =======      =======     ========                    =======
                                                  2,010.7      1,045.1     (1,045.1)                   2,010.7
                                                  =======      =======     ========                    =======
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Short-term debt and bank indebtedness.........     32.2         10.7        (10.7)    2(d)(vi)          32.2
  Accounts payable and accrued liabilities......    109.6         74.8        (74.8)    2(d)(vi)         109.6
  Current portion of long-term debt.............     12.9           --           --                       12.9
  Site restoration and abandonment..............     10.5           --           --                       10.5
  Future income taxes...........................      1.4           --           --                        1.4
  Swaps and forward contracts...................      1.8           --           --                        1.8
                                                  -------      -------     --------                    -------
                                                    168.4         85.5        (85.5)                     168.4
LONG-TERM DEBT..................................    244.2        136.0       (136.0)    2(d)(vii)        244.2
FUTURE INCOME TAXES.............................    203.9        185.7       (185.7)    2(d)(viii)       203.9
MINORITY INTEREST...............................      4.7           --           --                        4.7
OTHER LONG-TERM LIABILITIES.....................     44.0         62.9        (62.9)    2(d)(viii)        44.0
                                                  -------      -------     --------                    -------
                                                    665.2        470.1       (470.1)                     665.2
                                                  -------      -------     --------                    -------
SHAREHOLDERS' EQUITY
  Convertible debentures........................    587.3           --           --                      587.3
  Capital stock.................................    451.0        122.1       (122.1)    2(d)(ix)         451.0
  Contributed surplus...........................    199.8           --           --                      199.8
  Foreign currency translation adjustments......       --         34.3        (34.3)    2(d)(ix)            --
  Retained earnings.............................    107.4        418.6       (418.6)    2(d)(ix)         107.4
                                                  -------      -------     --------                    -------
                                                  1,345.5        575.0       (575.0)                   1,345.5
                                                  -------      -------     --------                    -------
                                                  2,010.7      1,045.1     (1,045.1)                   2,010.7
                                                  =======      =======     ========                    =======

------------

(1) Represents the consolidated balance sheet of Fording Inc. as at September 30, 2002.

                SHERRITT INTERNATIONAL CORPORATION ("SHERRITT")

         NOTES TO PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

                                  (UNAUDITED)

                  (ALL TABULAR AMOUNTS IN MILLIONS OF DOLLARS)

1.  BASIS OF PRESENTATION

    The unaudited pro forma consolidated condensed financial statements have been prepared by management of Sherritt in accordance with Canadian generally accepted accounting principles for inclusion in the Notice of Variation and Extension dated January 6, 2003 (the "Amended Enhanced Offer") relating to the offer of Sherritt Coal Acquisition Inc. ("SCAI") to purchase all of the outstanding shares of Fording Inc. ("Fording"). SCAI had varied and restated its offer dated October 25, 2002 (the "Original Offer"), by a notice of variation dated December 16, 2002 (the "Enhanced Offer"). The Enhanced Offer has been further varied and extended in the manner described in the Amended Enhanced Offer.

    The acquisition of 50% of Luscar Coal Income Fund was accounted for by Sherritt in its audited consolidated financial statements for the year ended December 31, 2001 using the purchase method of accounting. Accordingly, Sherritt's audited consolidated financial statements for the year ended December 31, 2001 includes 50% of the combined financial statements of Luscar Coal Income Fund and Luscar Coal Ltd. from May 12, 2001. The pro forma consolidated statements of operations for the year ended
    December 31, 2001 give effect to the acquisition of Luscar Coal Income Fund as if it had occurred on January 1, 2001.

    The pro forma consolidated balance sheets have been prepared to give effect to the transactions related to the proposed acquisition of Fording as if they had occurred on the balance sheet date while the pro forma consolidated statements of income give effect to the acquisition of Luscar Coal Income Fund and transactions related to the proposed acquisition of Fording as if they had occurred at January 1, 2001. The pro forma financial statements may not be indicative of results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future.

    The information and pro forma adjustments relating to Luscar Coal Income Fund and Luscar Coal Ltd. for the year ended December 31, 2001 were derived from the unaudited combined financial statements of Luscar Coal Income Fund and Luscar Coal Ltd. for the period January 1 to May 11, 2001.

    The information and pro forma adjustments related to Fording included in these statements were derived solely from publicly available documents on file with the Canadian securities regulatory authorities. Consent of Fording's auditors to use of their audit report has not been obtained.

    The pro forma financial statements should be read in conjunction with Sherritt's consolidated financial statements and the financial statements of Luscar Coal Income Fund and Luscar Coal Ltd., all of which are included in the Enhanced Offer and Fording's audited consolidated financial statements as at and for the year ended December 31, 2001 and unaudited consolidated financial statements as at and for the nine months ended September 30, 2002.

    In accordance with the Companion Policy to Rule 41-501 of the Ontario Securities Commission, adjustments included in pro forma financial statements shall be limited to those which are "directly attributable to specific completed or proposed transactions for which there are commitments and for which the complete financial effects are objectively determinable". There are a number of transactions contemplated and potential benefits described in the Enhanced Offer and the Amended Enhanced Offer that do not meet these criteria and, accordingly, cannot be reflected in the pro forma financial statements. These include:

    - SCAI intends to enter into transactions involving Fording's thermal assets with Sherritt Coal Partnership II ("SCP II"), a partnership between Sherritt and Ontario Teachers' Pension Plan Board ("OTPP"), and Luscar Energy Partnership (a partnership controlled by the ultimate partners of SCP II) or subsidiaries of Luscar Energy Partnership. The effect of such transactions, which will be subject to obtaining any required regulatory and third party consents, would be such that SCAI will cease to have a material economic participation in these thermal assets. Agreements are not yet in place to effect these transactions.

    - SCAI has an agreement in principle with Luscar Ltd. ("Luscar"), a subsidiary of Luscar Energy Partnership, and CONSOL Energy Inc. ("CONSOL") for the purchase of the jointly-owned Met Coal Assets, comprising the Line Creek mine, the undeveloped Cheviot mine project and a 46.4% interest in the Neptune Terminals, in exchange for 5.9 million trust units. Definitive documentation has not yet been signed for this proposed transaction; however, the Partnership has agreed in principle that the Partnership or one of its affiliates will purchase the Exchange Rights or Units received by CONSOL if CONSOL so elects. Also, this proposed transaction will be subject to necessary regulatory and third party consents.

    - SCAI also intends to enter into a put option agreement with Luscar and CONSOL to sell the Luscar mine to SCAI in exchange for 0.5 million trust units. Definitive documentation has not yet been signed for this proposed transaction. Also, this proposed transaction will be subject to necessary regulatory and third party consents.

    - Uncertainty exists as to whether provisions exist in Fording's banking facilities and foreign exchange contracts that would require early termination of these arrangements upon a change of control. SCAI intends to discharge all existing indebtedness of Fording,

                SHERRITT INTERNATIONAL CORPORATION ("SHERRITT")

                                  (UNAUDITED)

                  (ALL TABULAR AMOUNTS IN MILLIONS OF DOLLARS)

1.  BASIS OF PRESENTATION (CONTINUED)
     including any indebtedness in respect of outstanding amounts under bank credit facilities and foreign exchange swaps; however, the cost of discharging these obligations is uncertain.

    - SCAI and its subsidiaries intend to replace the bridge financing and a $100 million working capital facility with a $425 million term facility negotiated with a Canadian chartered bank which will bear interest at rates consistent with investment grade facilities of this type. Because definitive agreements have not yet been signed for the term facility, the effect of the lower interest rate is not reflected in the pro forma financial statements.

    - SCP II will not receive any distribution in respect of its interest in SCAI during any quarter in 2003 and 2004 unless Canadian Coal has first received interest on Notes of SCAI equivalent to $1.14 per Unit in respect of each calendar quarter in 2003 and $1.30 per Unit in respect of each calendar quarter in 2004, for a maximum quarterly subordination amount of $11.25 million. The 2004 subordination is subject to certain adjustments, as described in the Amended Enhanced Offer. The impact of this subordination feature would be a reduction in Sherritt's pro forma net earnings, however, the actual impact is not objectively determinable on the basis that pro forma information was not available on a quarterly basis and that inclusion of the above transactions would impact the amount of subordination.

    In preparing these pro forma financial statements, no adjustments were made to reflect operating synergies, general and administrative cost savings or possible tax benefits that may result from the transaction. Restructuring and other non-recurring costs are also excluded. The purchase price calculation and allocation is based on estimates and the actual allocation will vary from this estimate. Given these facts and the number of transactions contemplated in the Enhanced Offer and the Amended Enhanced Offer that are not reflected in the pro forma financial statements and other uncertainties resulting from the fact that management did not have access to the detailed records of Fording when preparing the statements, these pro forma financial statements differ from the results that would have been compiled and presented if management had access to all pertinent information. These differences will be material.

    Financial statements require management to make estimates and assumptions that affect the reported amounts of pro forma assets and liabilities at the date of the balance sheets and the reported amounts of pro forma revenues and expenses during the reported period. Actual results could differ from those estimates.

    The pro forma financial statements give effect to the assumptions that approval has been obtained by the regulators for the listing of Canadian Coal, that the Exchange Rights have been exchanged for trust units and that the proposed transactions described in note 2 have occurred.

2.  PRO FORMA TRANSACTION ASSUMPTIONS

    Under the terms of the Amended Enhanced Offer, each Fording shareholder will be given the opportunity to elect the following consideration for each Fording share:

    - $35 in cash;

    - one Exchange Right of Sherritt ("Exchange Right"), which will be exchangeable into a trust unit of Canadian Coal; or

    - a combination of cash and Exchange Rights.

    In the event that more than 27.6 million Fording shares are elected for the cash offer, the Amended Enhanced Offer provides a pool of cash of $965 million and a pool of approximately 23.8 million Exchange Rights, with an ascribed value of $834 million. In this event, Fording shareholders will receive a pro rata amount of cash and Exchange Rights, such that the total consideration equals $965 million of cash and approximately 23.8 million Exchange Rights.

    A maximum amount of up to approximately 38.6 million Exchange Rights will be issued. In the event that elections for Exchange Rights exceed this maximum, a pro rata amount of cash and Exchange Rights will be issued.

    Ontario Teachers' Pension Plan Board owns approximately 3.2 million Fording shares and has indicated its intention to elect for Exchange Rights.

    The number of outstanding Fording shares on the date of the acquisition is assumed to be approximately 51.4 million.

    As discussed in note 1, management did not have access to the detailed records of Fording. As a result, management has not attempted to estimate fair value adjustments related to the purchase price allocation, other than recognizing the unrealized loss as at September 30, 2002, of $151.9 million before tax, on Fording's foreign exchange arrangements. The residual difference between the purchase price and the book values after this adjustment has been preliminarily allocated to goodwill.

                SHERRITT INTERNATIONAL CORPORATION ("SHERRITT")

                                  (UNAUDITED)

                  (ALL TABULAR AMOUNTS IN MILLIONS OF DOLLARS)

2.  PRO FORMA TRANSACTION ASSUMPTIONS (CONTINUED)
    The fair values of the assets and liabilities will be determined at the actual date of acquisition and will differ from the amounts shown below in the assumed pro forma purchase price allocation. This will include valuations for surface coal reserves, customer contracts, land rights and mine development projects, the impact of which will be a change in value of capital assets and goodwill, offset in part by amortization of the above assets, as well as other adjustments to allocate fair values to assets and liabilities.

    As the consideration paid to Fording shareholders may be in varying proportions of cash and Exchange Rights, the pro forma financial statements present two of the possible alternative scenarios. Unaudited pro forma financial statements have been prepared under the scenarios that the maximum cash is used or that the maximum number of Trust Units is issued, as described below. These scenarios are named as "Maximum Cash", and "Maximum Trust Units" to describe the scenario after completion of the exchange of Exchange Rights for Trust Units.

    (A) SHERRITT COAL PARTNERSHIP II

       The initial contribution by the partners of SCP II is up to $400 million in cash, contributed equally by OTPP and Sherritt.

       In the case of the Maximum Cash scenario, the additional cash required to fund the cash component of the acquisition will be obtained from bridge debt facilities. The pro forma adjustments reflect Sherritt's proportionate share of such debt, being $202.5 million.

    (B) SCAI

       The initial capitalization of SCAI is as follows:

                                                                       Maximum      Maximum
                                                                        Cash      Trust Units
                                                                      ---------   ------------
        Common shares issued to Sherritt and SCP II.................     210.7         210.7
        Series A Notes issued to Sherritt...........................     726.8       1,178.3
        Series B Notes issued to SCP II.............................     701.5         250.0
        Short-term debt.............................................     210.0         210.0
                                                                       -------       -------
                                                                       1,849.0       1,849.0
                                                                       =======       =======
        In exchange for:
        Exchange Rights.............................................     834.0       1,352.2
        Cash........................................................     805.0         286.8
        Proceeds from debt issue....................................     210.0         210.0
                                                                       -------       -------
                                                                       1,849.0       1,849.0
                                                                       =======       =======

                SHERRITT INTERNATIONAL CORPORATION ("SHERRITT")

                                  (UNAUDITED)

                  (ALL TABULAR AMOUNTS IN MILLIONS OF DOLLARS)

2.  PRO FORMA TRANSACTION ASSUMPTIONS (CONTINUED)
       Concurrently with the capitalization, SCAI acquires all of the outstanding shares of Fording in exchange for a combination of cash and Exchange Rights. The acquisition is accounted for by SCAI using the purchase method of accounting for business combinations, as follows:

                                                                       Maximum      Maximum
                                                                        Cash      Trust Units
                                                                      ---------   ------------
        ACQUISITION COSTS
        Consideration in cash.......................................     965.0         446.8
        Consideration in Exchange Rights............................     834.0       1,352.2
        Transaction costs incurred by SCAI..........................      33.7          33.7
                                                                       -------       -------
                                                                       1,832.7       1,832.7
                                                                       =======       =======
        ALLOCATION OF ACQUISITION COST
        Capital assets..............................................     789.3         789.3
        Goodwill....................................................   1,406.5       1,406.5
        Net working capital.........................................      78.8          78.8
        Long-term debt..............................................    (136.0)       (136.0)
        Future income taxes.........................................    (101.6)       (101.6)
        Foreign exchange arrangements...............................    (151.9)       (151.9)
        Other assets and liabilities................................     (52.4)        (52.4)
                                                                       -------       -------
                                                                       1,832.7       1,832.7
                                                                       =======       =======

       The remaining cash raised on the initial capitalization of SCAI is used to pay financing fees associated with debt incurred to fund the acquisition. These fees are recorded as follows:

                                                                       Maximum      Maximum
                                                                        Cash      Trust Units
                                                                      ---------   -----------
        Prepaid expenses............................................      9.7          9.7
        Other assets................................................      6.6          6.6
                                                                        -----        -----
                                                                         16.3         16.3
                                                                        =====        =====

       Following this transaction, SCAI would consolidate the operating results and financial position of Fording.

       The amounts above include takeover-related costs of $81.0 million to be incurred by Fording, as disclosed in Fording's Supplement to the Management Information Circular, which have been deducted from net working capital. The related future tax benefit of $9.9 million has been included in future income taxes. SCAI is expected to incur estimated financing and transaction costs of $50.0 million. The related future tax benefit of $16.3 million has also been reflected in future income taxes.

    (C) CANADIAN COAL TRUST

       The initial capitalization of Canadian Coal Trust is as follows:

                                                                       Maximum      Maximum
                                                                        Cash      Trust Units
                                                                      ---------   ------------
        Trust Units issued to Sherritt..............................     834.0       1,352.2
                                                                       =======       =======
        In exchange for:
        Common shares of SCAI held by Sherritt......................     107.2         173.9
        Series A Notes held by Sherritt.............................     726.8       1,178.3
                                                                       -------       -------
                                                                         834.0       1,352.2
                                                                       =======       =======

       Following approval by the regulators to provide for the free tradeability of the Trust Units of Canadian Coal, the Exchange Rights held by the ex-Fording shareholders are to be exchanged for Trust Units held by Sherritt.

                SHERRITT INTERNATIONAL CORPORATION ("SHERRITT")

                                  (UNAUDITED)

                  (ALL TABULAR AMOUNTS IN MILLIONS OF DOLLARS)

2.  PRO FORMA TRANSACTION ASSUMPTIONS (CONTINUED)
       In the Maximum Trust Units scenario, SCP II will own 17.5% of SCAI and in the Maximum Cash scenario, SCP II will own approximately 49.1% of SCAI. Sherritt would proportionately consolidate its 50% interest in SCP II, which, in turn, equity accounts for its investment in SCAI as a result of various provisions in the proposed management agreement and shareholders agreement which indicate that SCP II will be able to exert significant influence over SCAI. Under equity accounting, SCP II's share of the assets and liabilities of SCAI and its subsidiaries would be shown in the balance sheet on a net basis as an investment. The facts and circumstances which exist after the acquisition will determine the actual method of accounting for the interest in SCAI.

       MAXIMUM CASH

       SCP II acquires a 49.1% ownership interest in SCAI for $805.0 million, comprising $103.5 million in share capital and $701.5 million in Series B Notes. Canadian Coal Trust acquires a 50.9% ownership interest in SCAI for $834.0 million, comprising $107.2 million in equity and $726.8 million in Series A Notes.

       MAXIMUM TRUST UNITS

       SCP II acquires a 17.5% ownership interest in SCAI for $286.8 million, comprising $36.8 million in share capital and $250.0 million Series B Notes. Canadian Coal Trust acquires an 82.5% ownership interest in SCAI for $1,352.2 million, comprising $173.9 million in equity and $1,178.3 million in Series A Notes.

    (D) PRO FORMA ADJUSTMENTS -- BALANCE SHEET

                                                                               Maximum      Maximum
                                                                                Cash      Trust Units
                                                                              ---------   ------------
           (i)  CASH
                Capitalization of SCP II....................................   (200.0)       (143.4)
                Financing costs.............................................     (9.6)         (1.5)
                Fording elimination.........................................     (6.8)         (6.8)
                                                                               ------        ------
                                                                               (216.4)       (151.7)
                                                                               ======        ======
          (ii)  OTHER ASSETS -- CURRENT -- FORDING ELIMINATIONS
                Accounts receivable.........................................    (41.3)        (41.3)
                                                                               ======        ======
                Inventory...................................................   (186.8)       (186.8)
                                                                               ======        ======
                Prepaid expenses............................................    (10.4)        (10.4)
                                                                               ======        ======
         (iii)  OTHER ASSETS -- NON-CURRENT
                Capital assets -- Fording elimination.......................   (789.3)       (789.3)
                                                                               ======        ======
                Other assets -- Fording elimination.........................    (10.5)        (10.5)
                                                                               ======        ======
                -- Deferred financing costs.................................      9.6           1.5
                                                                               ======        ======
          (iv)  INVESTMENTS
                Shares of SCAI..............................................     51.7          18.4
                                                                               ======        ======
           (v)  SCAI SERIES B NOTES
                Investment in Notes.........................................    350.8         125.0
                                                                               ======        ======
          (vi)  OTHER CURRENT LIABILITIES -- FORDING ELIMINATIONS
                Short-term debt and bank indebtedness.......................    (10.7)        (10.7)
                                                                               ======        ======
                Accounts payable and accrued liabilities....................    (74.8)        (74.8)
                                                                               ======        ======
         (vii)  LONG-TERM DEBT
                -- Long-term debt -- Fording elimination....................   (136.0)       (136.0)
                -- Bridge debt..............................................    202.5            --
                                                                               ------        ------
                                                                                 66.5        (136.0)
                                                                               ======        ======

                SHERRITT INTERNATIONAL CORPORATION ("SHERRITT")

                                  (UNAUDITED)

                  (ALL TABULAR AMOUNTS IN MILLIONS OF DOLLARS)

2.  PRO FORMA TRANSACTION ASSUMPTIONS (CONTINUED)

                                                                               Maximum      Maximum
                                                                                Cash      Trust Units
                                                                              ---------   ------------
        (viii)  OTHER LONG-TERM -- FORDING ELIMINATIONS
                Future income taxes.........................................   (185.7)       (185.7)
                                                                               ======        ======
                Other long-term liabilities.................................    (62.9)        (62.9)
                                                                               ======        ======
          (ix)  SHAREHOLDERS' EQUITY -- FORDING ELIMINATIONS
                Capital stock...............................................   (122.1)       (122.1)
                Foreign currency translation adjustments....................    (34.3)        (34.3)
                Retained earnings...........................................   (418.6)       (418.6)
                                                                               ------        ------
                                                                               (575.0)       (575.0)
                                                                               ======        ======

3.  PRO FORMA ADJUSTMENTS -- STATEMENT OF OPERATIONS

    (A) MAXIMUM CASH

       As described in note 2, if the Maximum Cash scenario occurs, SCP II would own 49.1% of SCAI. SCP II would equity account for this investment. Sherritt would proportionately consolidate its 50% interest in SCP II. The following describes pro forma adjustments to the consolidated statement of operations as if the transactions had occurred at the beginning of the periods:

        (i) Revenue and expenses of Fording have been eliminated to reflect equity accounting for this investment.

        (ii) Depletion and amortization expense has been adjusted to reflect the amortization of adjustments to the carrying value of Luscar Coal Income Fund's assets arising from the acquisition of Luscar by Sherritt ($1.7 million in 2001) and amortization of deferred financing costs relating to financing associated with the Fording transaction.

       (iii) Interest to a maximum of 15% per annum, limited to the extent of SCAI's distributable cash, has been recognized as income.

        (iv) Interest and other expense has been adjusted to reflect the reduction in interest income from lower cash and short-term investment balances resulting from the cash component of the Luscar acquisition.

        (v) Interest and other expense has been adjusted to reflect the impacts of the Fording transaction as follows:

                                                                             Nine months ended
                                                                               September 30,              Year ended
                                                                                   2002                December 31, 2001
                                                                          -----------------------   -----------------------
                                                                           Maximum      Maximum      Maximum      Maximum
                                                                            Cash      Trust Units     Cash      Trust Units
                                                                          ---------   -----------   ---------   -----------
            Interest on financing of the acquisition....................    21.3           --         28.3           --
            Reduction in interest income from cash used in the
              acquisitions..............................................     4.2          2.9          5.7          3.9
                                                                            ----          ---         ----          ---
                                                                            25.5          2.9         34.0          3.9
                                                                            ====          ===         ====          ===

        (vi) Direct costs incurred by Luscar Coal Income Fund to respond to the takeover bid have been eliminated.

       (vii) Income tax expense has been adjusted for the impact of the above items.

    (B) MAXIMUM TRUST UNITS

       As described in note 2, if the Maximum Trust Units scenario occurs, SCP II would own 17.5% of SCAI. In such an instance, SCP II would equity account for this investment and Sherritt would proportionately consolidate its 50% interest in SCP II. The following describes pro forma adjustments to the consolidated statement of operations as if the transaction had occurred at the beginning of the periods:

        (i) Revenue and expenses of Fording have been eliminated to reflect the effects of equity accounting for this investment.

                SHERRITT INTERNATIONAL CORPORATION ("SHERRITT")

                                  (UNAUDITED)

                  (ALL TABULAR AMOUNTS IN MILLIONS OF DOLLARS)

3.  PRO FORMA ADJUSTMENTS -- STATEMENT OF OPERATIONS (CONTINUED)
        (ii) Depletion and amortization expense has been adjusted to reflect amortization of adjustments to the carrying value of Luscar Coal Income Fund's assets arising from the Luscar acquisition
             ($1.7 million in 2001) and amortization of deferred financing costs relating to financing associated with the Fording transaction.

       (iii) Interest to a maximum of 15% per annum, limited to the extent of SCAI's distributable cash, has been recognized as income.

        (iv) Interest and other expense has been adjusted to reflect the reduction in interest income from lower cash and short-term investment balances resulting from the cash component of the Luscar acquisition.

        (v) Interest and other expenses have been adjusted to reflect the impacts of the Fording transaction as disclosed in
            Note 3(a)(v) above.

        (vi) Direct costs incurred by Luscar Coal Income Fund to respond to the takeover bid have been eliminated.

       (vii) Income tax expense has been adjusted for the impact of the above items.

4.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

    The pro forma consolidated financial statements of Sherritt have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which, in most respects, conform to United States generally accepted accounting principles ("U.S. GAAP"). Fording does not provide information regarding differences between Canadian and U.S. GAAP in its quarterly financial statements and as such no pro forma information is provided on differences between Canadian and U.S. GAAP that may exist for pro forma information presented under Canadian GAAP as at and for the nine months ended September 30, 2002. Readers are cautioned that differences from U.S. GAAP as at and for the nine months ended September 30, 2002, if any, could be material. Significant differences between Canadian and U.S. GAAP for the year ended December 31, 2001 are as follows:

    A. Pro forma Statement of Operations

                                                                                   Year ended December 31, 2001
                                                                     --------------------------------------------------------
                                                                                                        Pro forma Sherritt
                                                                                                      -----------------------
                                                                                                       Maximum      Maximum
                                                                     Sherritt    Luscar    Fording      Cash      Trust Units
                                                                     --------   --------   --------   ---------   -----------
        NET INCOME UNDER CANADIAN GAAP.............................    51.6        4.6       94.6        52.9         61.9
        Impact of U.S. GAAP, net of tax
          Derivative financial instruments (a).....................    (1.1)      (2.9)     (55.8)      (17.7)        (8.9)
          Stock based compensation (b).............................      --         --       (3.2)       (0.8)        (0.3)
          Convertible debentures (e)...............................   (24.8)        --         --       (24.8)       (24.8)
          Pension valuation allowance (f)..........................     0.3         --         --         0.3          0.3
          Full cost accounting (g).................................    (6.1)        --         --        (6.1)        (6.1)
          Income tax rate changes (h)..............................     2.9       (0.1)        --         2.8          2.8
          Capitalized interest (i).................................     0.3         --         --         0.3          0.3
          Change in accounting policies (k)........................      --        1.6         --         1.6          1.6
                                                                      -----      -----      -----       -----        -----
        NET INCOME UNDER U.S. GAAP.................................    23.1        3.2       35.6         8.5         26.8
                                                                      =====      =====      =====       =====        =====

    B.  Pro forma Statement of Comprehensive Income

       Comprehensive income is measured in accordance with Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income". This standard defines comprehensive income as all changes in equity other than those

                SHERRITT INTERNATIONAL CORPORATION ("SHERRITT")

                                  (UNAUDITED)

                  (ALL TABULAR AMOUNTS IN MILLIONS OF DOLLARS)

4. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED) resulting from investments by owners and distributions to owners. The concept of comprehensive income does not exist under Canadian GAAP.

                                                                                    Year ended December 31, 2001
                                                                      --------------------------------------------------------
                                                                                                         Pro forma Sherritt
                                                                                                       -----------------------
                                                                                                        Maximum      Maximum
                                                                      Sherritt    Luscar    Fording      Cash      Trust Units
                                                                      --------   --------   --------   ---------   -----------
        NET INCOME UNDER U.S. GAAP..................................    23.1        3.2       35.6         8.5         26.8
        Other comprehensive income, net of tax
          Cumulative translation adjustment (c).....................      --         --       14.4         3.5          1.3
          Investments (d)
            Unrealized loss.........................................   (39.6)        --         --       (39.6)       (39.6)
            Reclassification to net earnings of realized losses and
              write-downs...........................................    19.0         --         --        19.0         19.0
          Minimum pension liability (j).............................      --         --       (3.3)       (0.8)        (0.3)
                                                                       -----      -----      -----       -----        -----
                                                                       (20.6)        --       11.1       (17.9)       (19.6)
                                                                       -----      -----      -----       -----        -----
        COMPREHENSIVE INCOME (LOSS) UNDER U.S. GAAP.................     2.5        3.2       46.7        (9.4)         7.2
                                                                       =====      =====      =====       =====        =====

    C.  Balance Sheet

       Insufficient information is included in Fording's financial statements to provide a September 30, 2002 balance sheet prepared in accordance with U.S. GAAP.

       (A) DERIVATIVE FINANCIAL INSTRUMENTS

        Under United States GAAP, the Corporation is required to adopt
        SFAS No. 133 and its related amendments SFAS No. 137 and SFAS No. 138. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Derivatives that are not designated as hedges for accounting purposes must be adjusted to fair value through income. If the derivative is designated and is effective as a hedge for accounting purposes, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in the fair value of hedged and underlying assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a hedging derivative's change in fair value is recognized in earnings immediately. Sherritt, Luscar and Fording did not designate any instruments as hedges for the purposes of U.S. GAAP. The adjustment presented for Sherritt is net of the amortization of effects on the purchase price allocations for Sherritt's acquisition of Luscar.

       (B) STOCK-BASED COMPENSATION

        Under U.S. GAAP, a compensation expense must be recorded if the intrinsic value of stock options is not exactly the same immediately before and after an equity restructuring. As a result of a prior restructuring, Fording had stock options outstanding which had a different intrinsic value after the restructuring than prior to the restructuring. Canadian GAAP does not require revaluation of these options.

       (C) CUMULATIVE FOREIGN CURRENCY TRANSLATION

        Under U.S. GAAP, changes in the cumulative foreign currency translation accounts are considered to be a component of other comprehensive income.

       (D) INVESTMENTS

        U.S. GAAP requires that certain long-term investments not held for trading be recorded at fair value, with unrealized holding gains and losses excluded from the determination of earnings and reported as a separate component of other comprehensive income. Amounts are reclassified from other comprehensive income to earnings when an impairment is considered other than temporary and when gains or losses are realized.

                SHERRITT INTERNATIONAL CORPORATION ("SHERRITT")

                                  (UNAUDITED)

                  (ALL TABULAR AMOUNTS IN MILLIONS OF DOLLARS)

4.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
       (E) CONVERTIBLE DEBENTURES

        The Corporation accounts for the convertible debentures in accordance with their substance and, as such, they are presented in the financial statements as a separate component of shareholders' equity net of the associated financing costs. Under U.S. GAAP the interest payments and the amortization of the deferred debenture interest are recorded as an expense and the financing costs are recorded as a deferred charge and amortized on a straight-line basis over the term of the convertible debentures.

       (F) PENSION VALUATION ALLOWANCE

        Under Canadian GAAP, when a company recognizes a pension surplus as an asset, the asset must be tested for impairment based upon the expected future benefit to be derived by the company. A valuation allowance is recorded against the asset when such impairment exists. U.S. GAAP does not provide for valuation allowances against pension assets and thus the effects of recognizing a pension valuation allowance should be recorded as a difference between U.S. and Canadian GAAP.

       (G) FULL COST ACCOUNTING

        There are certain differences between the full cost method of accounting for oil and gas assets as applied under Canadian GAAP and as applied under U.S. GAAP. Under Canadian GAAP it is permissible, under certain circumstances, to allocate a portion of general and administrative costs to exploration and development activities whereas under U.S. GAAP this allocation is not permitted. In addition, there are differences related to the method of performing ceiling test evaluations under the full cost accounting rules. Under Canadian GAAP, non-discounted future net revenues from oil and gas production, less an estimate for future general and administrative expenses, financing costs and income taxes are compared with the carrying value of the properties with proved reserves, whereas for U.S. GAAP future net revenues are discounted to present value at 10% per annum and compared with the carrying value of the properties with proved reserves. The resulting differences in the carrying values of the Corporation's oil and gas properties under Canadian and U.S. GAAP further results in differences in depletion expense in subsequent periods.

       (H) INCOME TAX RATE CHANGES

        Under Canadian GAAP, the effects of changes in income tax rates are recorded when the income tax rate is substantively enacted whereas under U.S. GAAP the effect is recorded when the income tax rate is enacted. The adjustment presented for Sherritt is net of the amortization of effects on the purchase price allocations for Sherritt's acquisition of Luscar.

       (I) CAPITALIZED INTEREST

        Interest that can be identified with major projects has been capitalized until the project achieves commercial production. Under U.S. GAAP, interest is capitalized as it arises from indebtedness incurred to finance major projects, either directly or indirectly, until the project is available for its intended use. As a result of the differences in the carrying amount of capital assets under Canadian and U.S. GAAP, there are differences in depreciation expense in subsequent periods.

       (J) MINIMUM PENSION LIABILITY

        Under U.S. GAAP, an additional minimum pension liability is recorded that represents the excess of unfunded accumulated benefit obligations over previously recorded pension cost liabilities for underfunded plans. The increase in liabilities is charged to other comprehensive income, net of related income taxes.

       (K) CHANGE IN ACCOUNTING POLICIES

        In fiscal 2001, Luscar changed its accounting policy for revenue recognition and coal inventory valuation. Under United States GAAP, a change in accounting policy resulting from the guidance of SAB 101 is required to be accounted for as an adjustment to earnings in the year of the change. The change was accounted for retroactively under Canadian GAAP resulting in a restatement of earnings for 2000. The cumulative effect of this change in accounting policy is reflected as a change in earnings for the period from January 1 to May 11, 2001 under United States GAAP.

                       SHERRITT COAL ACQUISITION INC. AND
                              CANADIAN COAL TRUST
                        PRO FORMA CONSOLIDATED CONDENSED
                              FINANCIAL STATEMENTS
                                  (UNAUDITED)

                 (This page has been left blank intentionally.)

                               COMPILATION REPORT

To the Directors of Sherritt Coal Acquisition Inc.

    We have reviewed, as to compilation only, the accompanying unaudited pro forma consolidated condensed balance sheets of Sherritt Coal
Acquisition Inc. and Canadian Coal Trust as at September 30, 2002 and the unaudited pro forma consolidated condensed statements of income for the nine month period ended September 30, 2002 and year ended December 31, 2001. These pro forma financial statements have been prepared for inclusion in the Amended Enhanced Offer relating to the offer by Sherritt Coal Acquisition Inc. to purchase all of the outstanding shares of Fording Inc. In our opinion, the unaudited pro forma consolidated condensed balance sheets and the unaudited pro forma consolidated condensed statements of income have been properly compiled to give effect to the proposed transactions and assumptions described in the notes thereto.

Deloitte & Touche LLP
Chartered Accountants
Toronto, Canada
January 6, 2003

 COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN CANADIAN AND UNITED
                           STATES REPORTING STANDARDS

    The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. Such standards contemplate the expression of an opinion with respect to the compilation of pro forma financial statements. United States standards do not provide for the expression of an opinion on the compilation of pro forma financial statements. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements requires an examination or review substantially greater in scope than the review we have conducted. Consequently, we are unable to express any opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying unaudited pro forma financial information.

Deloitte & Touche LLP
Chartered Accountants
Toronto, Canada
January 6, 2003

                  SHERRITT COAL ACQUISITION INC. ("SCAI") AND
                     CANADIAN COAL TRUST ("CANADIAN COAL")
             PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF INCOME
                          YEAR ENDED DECEMBER 31, 2001
                                  (UNAUDITED)
            (MILLIONS OF CANADIAN DOLLARS, EXCEPT PER UNIT AMOUNTS)
                                  MAXIMUM CASH

                                                                                     Pro                               Pro forma
                                                          Pro forma                 forma      Pro forma                Canadian
                                 SCAI(1)    Fording(2)   adjustments     Notes       SCAI     adjustments    Notes        Coal
                                 --------   ----------   -----------   ---------   --------   -----------   --------   ----------
Revenue........................       --      1,000.4          --                  1,000.4          --                   1,000.4
                                 -------      -------      ------                  -------      ------                   -------
Cost of sales, selling, general
  and administrative
  expenses.....................       --        754.2          --                    754.2          --                     754.2
Depletion and amortization.....       --         69.8        10.1      3(a)(i)        79.9          --                      79.9
Interest and other expenses....       --         12.6       147.8      3(a)(ii)      160.4       (63.9)     3(b)(i)         96.5
Minority interest..............       --           --          --                       --        (7.5)     3(b)(ii)        (7.5)
                                 -------      -------      ------                  -------      ------                   -------
INCOME BEFORE INCOME TAXES.....       --        163.8      (157.9)                     5.9        71.4                      77.3
                                 -------      -------      ------                  -------      ------                   -------
Income taxes
  Current......................       --         78.8       (48.0)     3(a)(iii)      30.8          --                      30.8
  Future.......................       --         (9.6)         --                     (9.6)         --                      (9.6)
                                 -------      -------      ------                  -------      ------                   -------
                                      --         69.2       (48.0)                    21.2          --                      21.2
                                 -------      -------      ------                  -------      ------                   -------
NET INCOME (LOSS)..............       --         94.6      (109.9)                   (15.3)       71.4                      56.1
                                 =======      =======      ======                  =======      ======                   =======
Net income per unit............                                                                                             2.36
                                                                                                                         =======
Weighted average number of
  outstanding units
  (millions)...................                                                                                             23.8
                                                                                                                         =======

------------

(1) SCAI was formed on October 24, 2002 and has had no operations since that date.

(2) Represents the consolidated statement of earnings of Fording Inc.

                  SHERRITT COAL ACQUISITION INC. ("SCAI") AND
                     CANADIAN COAL TRUST ("CANADIAN COAL")
             PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF INCOME
                          YEAR ENDED DECEMBER 31, 2001
                                  (UNAUDITED)
            (MILLIONS OF CANADIAN DOLLARS, EXCEPT PER UNIT AMOUNTS)
                          MAXIMUM TRUST UNITS (NOTE 2)

                                                                                     Pro                               Pro forma
                                                          Pro forma                 forma      Pro forma                Canadian
                                 SCAI(1)    Fording(2)   adjustments     Notes       SCAI     adjustments    Notes        Coal
                                 --------   ----------   -----------   ---------   --------   -----------   --------   ----------
Revenue........................       --      1,000.4          --                  1,000.4          --                   1,000.4
                                 -------      -------      ------                  -------      ------                   -------
Cost of sales, selling, general
  and administrative
  expenses.....................       --        754.2          --                    754.2          --                     754.2
Depletion and amortization.....       --         69.8        10.1      3(a)(i)        79.9          --                      79.9
Interest and other expenses....       --         12.6       147.8      3(a)(ii)      160.4      (103.6)     3(b)(i)         56.8
Minority interest..............       --           --          --                       --        (2.7)     3(b)(ii)        (2.7)
                                 -------      -------      ------                  -------      ------                   -------
INCOME BEFORE INCOME TAXES.....       --        163.8      (157.9)                     5.9       106.3                     112.2
                                 -------      -------      ------                  -------      ------                   -------
Income taxes
  Current......................       --         78.8       (48.0)     3(a)(iii)      30.8          --                      30.8
  Future.......................       --         (9.6)         --                     (9.6)         --                      (9.6)
                                 -------      -------      ------                  -------      ------                   -------
                                      --         69.2       (48.0)                    21.2          --                      21.2
                                 -------      -------      ------                  -------      ------                   -------
NET INCOME (LOSS)..............       --         94.6      (109.9)                   (15.3)      106.3                      91.0
                                 =======      =======      ======                  =======      ======                   =======
Net income per unit............                                                                                             2.36
                                                                                                                         =======
Weighted average number of
  outstanding units
  (millions)...................                                                                                             38.6
                                                                                                                         =======

------------

(1) SCAI was formed on October 24, 2002 and has had no operations since that date.

(2) Represents the consolidated statement of earnings of Fording Inc.

                  SHERRITT COAL ACQUISITION INC. ("SCAI") AND
                     CANADIAN COAL TRUST ("CANADIAN COAL")
             PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF INCOME
                      NINE MONTHS ENDED SEPTEMBER 30, 2002
                                  (UNAUDITED)
            (MILLIONS OF CANADIAN DOLLARS, EXCEPT PER UNIT AMOUNTS)
                                  MAXIMUM CASH

                                                                                     Pro                               Pro forma
                                                          Pro forma                 forma      Pro forma                Canadian
                                 SCAI(1)    Fording(2)   adjustments     Notes       SCAI     adjustments    Notes        Coal
                                 --------   ----------   -----------   ---------   --------   -----------   --------   ----------
Revenue........................       --       669.8           --                   669.8           --                    669.8
                                 -------       -----       ------                   -----        -----                    -----
Cost of sales, selling, general
  and administrative
  expenses.....................       --       504.7                                504.7           --                    504.7
Depletion and amortization.....       --        53.9          0.3      3(a)(i)       54.2           --                     54.2
Brooks capital expense.........       --         7.9           --                     7.9           --                      7.9
Interest and other expenses....       --         4.2        101.0      3(a)(ii)     105.2        (44.4)     3(b)(i)        60.8
Minority interest..............       --          --           --                      --        (12.1)     3(b)(ii)      (12.1)
                                 -------       -----       ------                   -----        -----                    -----
INCOME (LOSS) BEFORE INCOME
  TAXES........................       --        99.1       (101.3)                   (2.2)        56.5                     54.3
                                 -------       -----       ------                   -----        -----                    -----
Income taxes
  Current......................       --        43.2        (28.4)     3(a)(iii)     14.8           --                     14.8
  Future.......................       --         7.6           --                     7.6           --                      7.6
                                 -------       -----       ------                   -----        -----                    -----
                                      --        50.8        (28.4)                   22.4           --                     22.4
                                 -------       -----       ------                   -----        -----                    -----
NET INCOME (LOSS)..............       --        48.3        (72.9)                  (24.6)        56.5                     31.9
                                 =======       =====       ======                   =====        =====                    =====
Net income per unit............                                                                                            1.34
                                                                                                                          =====
Weighted average number of
  outstanding units
  (millions)...................                                                                                            23.8
                                                                                                                          =====

------------

(1) SCAI was formed on October 24, 2002 and has had no operations since that date.

(2) Represents the consolidated statement of earnings of Fording Inc.

                  SHERRITT COAL ACQUISITION INC. ("SCAI") AND
                     CANADIAN COAL TRUST ("CANADIAN COAL")
             PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF INCOME
                      NINE MONTHS ENDED SEPTEMBER 30, 2002
                                  (UNAUDITED)
            (MILLIONS OF CANADIAN DOLLARS, EXCEPT PER UNIT AMOUNTS)
                          MAXIMUM TRUST UNITS (NOTE 2)

                                                                                     Pro                               Pro forma
                                                          Pro forma                 forma      Pro forma                Canadian
                                 SCAI(1)    Fording(2)   adjustments     Notes       SCAI     adjustments    Notes        Coal
                                 --------   ----------   -----------   ---------   --------   -----------   --------   ----------
Revenue........................      --        669.8           --                   669.8           --                    669.8
                                  -----        -----       ------                   -----        -----                    -----
Cost of sales, selling, general
  and administrative
  expenses.....................      --        504.7           --                   504.7           --                    504.7
Depletion and amortization.....      --         53.9          0.3      3(a)(i)       54.2           --                     54.2
Brooks capital expense.........      --          7.9           --                     7.9           --                      7.9
Interest and other expenses....      --          4.2        101.0      3(a)(ii)     105.2        (71.9)     3(b)(i)        33.3
Minority interest..............      --           --           --                      --         (4.3)     3(b)(ii)       (4.3)
                                  -----        -----       ------                   -----        -----                    -----
INCOME (LOSS) BEFORE INCOME
  TAXES........................      --         99.1       (101.3)                   (2.2)        76.2                     74.0
                                  -----        -----       ------                   -----        -----                    -----
Income taxes
  Current......................      --         43.2        (28.4)     3(a)(iii)     14.8           --                     14.8
  Future.......................      --          7.6           --                     7.6           --                      7.6
                                  -----        -----       ------                   -----        -----                    -----
                                     --         50.8        (28.4)                   22.4           --                     22.4
                                  -----        -----       ------                   -----        -----                    -----
NET INCOME (LOSS)..............      --         48.3        (72.9)                  (24.6)        76.2                     51.6
                                  =====        =====       ======                   =====        =====                    =====
Net income per unit............                                                                                            1.34
                                                                                                                          =====
Weighted average number of
  outstanding units
  (millions)...................                                                                                            38.6
                                                                                                                          =====

------------

(1) SCAI was formed on October 24, 2002 and has had no operations since that date.

(2) Represents the consolidated statement of earnings of Fording Inc.

                  SHERRITT COAL ACQUISITION INC. ("SCAI") AND
                     CANADIAN COAL TRUST ("CANADIAN COAL")
                PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEETS
                               SEPTEMBER 30, 2002
                                  (UNAUDITED)
            (MILLIONS OF CANADIAN DOLLARS, EXCEPT PER UNIT AMOUNTS)
                                  MAXIMUM CASH

                                                                                                                       Pro forma
                                                         Pro forma               Pro forma     Pro forma                Canadian
                                SCAI(1)    Fording(2)   adjustments    Notes        SCAI      adjustments    Notes        Coal
                                --------   ----------   -----------   --------   ----------   -----------   --------   ----------
ASSETS
CURRENT ASSETS
  Cash and short-term
    investments...............       --          6.8           --                      6.8           --                      6.8
  Accounts receivable.........       --         41.3           --                     41.3           --                     41.3
  Inventory...................       --        186.8           --                    186.8           --                    186.8
  Prepaid expenses............       --         10.4          9.7       2(a)          20.1           --                     20.1
                                -------      -------      -------                  -------     --------                  -------
                                     --        245.3          9.7                    255.0           --                    255.0
CAPITAL ASSETS................       --        789.3           --                    789.3           --                    789.3
FUTURE INCOME TAXES...........       --           --         84.1       2(a)          84.1           --                     84.1
OTHER ASSETS..................       --         10.5          6.6       2(a)          17.1           --                     17.1
GOODWILL......................       --           --      1,406.5       2(a)       1,406.5           --                  1,406.5
                                -------      -------      -------                  -------     --------                  -------
                                     --      1,045.1      1,506.9                  2,552.0           --                  2,552.0
                                =======      =======      =======                  =======     ========                  =======
LIABILITIES AND EQUITY
CURRENT LIABILITIES
  Short-term debt and bank
    indebtedness..............       --         10.7        210.0       2(a)         220.7           --                    220.7
  Accounts payable............       --         74.8         81.0       2(a)         155.8           --                    155.8
                                -------      -------      -------                  -------     --------                  -------
                                     --         85.5        291.0                    376.5           --                    376.5
NON-CURRENT LIABILITIES.......       --         62.9        151.9       2(a)         214.8           --                    214.8
SCAI SERIES B NOTES...........       --           --        701.5       2(a)         701.5           --                    701.5
LONG-TERM DEBT................       --        136.0        726.8       2(a)         862.8       (726.8)      2(b)         136.0
FUTURE INCOME TAXES...........       --        185.7           --                    185.7           --                    185.7
MINORITY INTEREST.............       --           --           --                       --        103.5       2(b)         103.5
                                -------      -------      -------                  -------     --------                  -------
                                     --        470.1      1,871.2                  2,341.3       (623.3)                 1,718.0
                                -------      -------      -------                  -------     --------                  -------
EQUITY
  Capital stock -- Fording....       --        122.1       (122.1)      2(a)            --           --                       --
  Capital stock -- SCAI.......       --           --        210.7       2(a)         210.7       (210.7)      2(b)            --
  Unitholders' equity.........       --           --           --                       --        834.0       2(b)         834.0
  Retained earnings...........       --        418.6       (418.6)      2(a)            --           --                       --
  Foreign currency translation
    adjustment................       --         34.3        (34.3)      2(a)            --           --                       --
                                -------      -------      -------                  -------     --------                  -------
                                     --        575.0       (364.3)                   210.7        623.3                    834.0
                                -------      -------      -------                  -------     --------                  -------
                                     --      1,045.1      1,506.9                  2,552.0           --                  2,552.0
                                =======      =======      =======                  =======     ========                  =======

------------

(1) SCAI was formed on October 24, 2002 and has had no operations since that date.

(2) Represents the consolidated balance sheet of Fording Inc.

                  SHERRITT COAL ACQUISITION INC. ("SCAI") AND
                     CANADIAN COAL TRUST ("CANADIAN COAL")
                PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEETS
                               SEPTEMBER 30, 2002
                                  (UNAUDITED)
            (MILLIONS OF CANADIAN DOLLARS, EXCEPT PER UNIT AMOUNTS)
                          MAXIMUM TRUST UNITS (NOTE 2)

                                                                                                                       Pro forma
                                                         Pro forma               Pro forma     Pro forma                Canadian
                                SCAI(1)    Fording(2)   adjustments    Notes        SCAI      adjustments    Notes        Coal
                                --------   ----------   -----------   --------   ----------   -----------   --------   ----------
ASSETS
CURRENT ASSETS
  Cash and short-term
    investments...............       --          6.8           --                      6.8           --                      6.8
  Accounts receivable.........       --         41.3           --                     41.3           --                     41.3
  Inventory...................       --        186.8           --                    186.8           --                    186.8
  Prepaid expenses............       --         10.4          9.7       2(a)          20.1           --                     20.1
                                -------      -------      -------                  -------     --------                  -------
                                     --        245.3          9.7                    255.0           --                    255.0
CAPITAL ASSETS................       --        789.3           --                    789.3           --                    789.3
FUTURE INCOME TAXES...........       --           --         84.1       2(a)          84.1           --                     84.1
OTHER ASSETS..................       --         10.5          6.6       2(a)          17.1           --                     17.1
GOODWILL......................       --           --      1,406.5       2(a)       1,406.5           --                  1,406.5
                                -------      -------      -------                  -------     --------                  -------
                                     --      1,045.1      1,506.9                  2,552.0           --                  2,552.0
                                =======      =======      =======                  =======     ========                  =======
LIABILITIES AND EQUITY
CURRENT LIABILITIES
  Short-term debt and bank
    indebtedness..............       --         10.7        210.0       2(a)         220.7           --                    220.7
  Accounts payable............       --         74.8         81.0       2(a)         155.8           --                    155.8
                                -------      -------      -------                  -------     --------                  -------
                                     --         85.5        291.0                    376.5           --                    376.5
NON-CURRENT LIABILITIES.......       --         62.9        151.9       2(a)         214.8           --                    214.8
SCAI SERIES B NOTES...........       --           --        250.0       2(a)         250.0           --                    250.0
LONG-TERM DEBT................       --        136.0      1,178.3       2(a)       1,314.3     (1,178.3)      2(b)         136.0
FUTURE INCOME TAXES...........       --        185.7           --                    185.7           --                    185.7
MINORITY INTEREST.............       --           --           --                       --         36.8       2(b)          36.8
                                -------      -------      -------                  -------     --------                  -------
                                     --        470.1      1,871.2                  2,341.3     (1,141.5)                 1,199.8
                                -------      -------      -------                  -------     --------                  -------
EQUITY
  Capital stock -- Fording....       --        122.1       (122.1)      2(a)            --           --                       --
  Capital stock -- SCAI.......       --           --        210.7       2(a)         210.7       (210.7)      2(b)            --
  Unitholders' equity.........       --           --           --                       --      1,352.2       2(b)       1,352.2
  Retained earnings...........       --        418.6       (418.6)      2(a)            --           --                       --
  Foreign currency translation
    adjustment................       --         34.3        (34.3)      2(a)            --           --                       --
                                -------      -------      -------                  -------     --------                  -------
                                     --        575.0       (364.3)                   210.7      1,141.5                  1,352.2
                                -------      -------      -------                  -------     --------                  -------
                                     --      1,045.1      1,506.9                  2,552.0           --                  2,552.0
                                =======      =======      =======                  =======     ========                  =======

------------

(1) SCAI was formed on October 24, 2002 and has had no operations since that date.

(2) Represents the consolidated balance sheet of Fording Inc.

                  SHERRITT COAL ACQUISITION INC. ("SCAI") AND
                     CANADIAN COAL TRUST ("CANADIAN COAL")

         NOTES TO PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

                                  (UNAUDITED)

                  (ALL TABULAR AMOUNTS IN MILLIONS OF DOLLARS)

1.  BASIS OF PRESENTATION

    The unaudited pro forma consolidated condensed financial statements have been prepared by management of SCAI in accordance with Canadian generally accepted accounting principles for inclusion in the Notice of Variation and Extension dated January 6, 2003 (the "Amended Enhanced Offer") relating to the offer of SCAI to purchase all of the outstanding shares of Fording Inc. ("Fording"). SCAI had varied and restated its offer dated October 25, 2002 (the "Original Offer"), by a notice of variation dated December 16, 2002 (the "Enhanced Offer"). The Enhanced Offer has been further varied and extended in the manner described in the Amended Enhanced Offer.

    As part of the Amended Enhanced Offer, Fording shareholders have the ability to elect to receive Exchange Rights, which will be exchangeable into trust units of Canadian Coal. Accordingly, pro forma financial statements have been prepared for SCAI and Canadian Coal to give effect to the proposed acquisition and subsequent issue of trust units. The pro forma consolidated balance sheets have been prepared to give effect to the transactions as if they had occurred on the balance sheet date while the pro forma consolidated statements of income give effect to the transactions as if they had occurred at January 1, 2001. The pro forma financial statements may not be indicative of results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future.

    The information and pro forma adjustments related to Fording included in these statements were derived solely from publicly available documents on file with the Canadian securities regulatory authorities. Consent of Fording's auditors to use of their audit report has not been obtained.

    The information related to SCAI has been prepared from the audited balance sheet of SCAI as at October 24, 2002. SCAI did not exist prior to that date.

    The pro forma financial statements should be read in conjunction with the audited consolidated financial statements of Fording as at and for the year ended December 31, 2001, the unaudited consolidated financial statements of Fording as at and for the nine months ended September 30, 2002 and the audited balance sheet of SCAI as at October 24, 2002 included in the Enhanced Offer.

    In accordance with the Companion Policy to Rule 41-501 of the Ontario Securities Commission, adjustments included in pro forma financial statements shall be limited to those which are "directly attributable to specific completed or proposed transactions for which there are commitments and for which the complete financial effects are objectively determinable". There are a number of transactions contemplated and potential benefits described in the Enhanced Offer and the Amended Enhanced Offer that do not meet these criteria and, accordingly, cannot be reflected in the pro forma financial statements. These include:

    - SCAI intends to enter into transactions involving Fording's thermal assets with Sherritt Coal Partnership II ("SCP II"), a partnership between Sherritt International Corporation ("Sherritt") and Ontario Teachers' Pension Plan Board, and Luscar Energy Partnership (a partnership controlled by the ultimate partners of SCP II) or subsidiaries of Luscar Energy Partnership. The effect of such transactions, which will be subject to obtaining any required regulatory and third party consents, would be such that SCAI will cease to have a material economic participation in those thermal assets. Agreements are not yet in place to effect these transactions.

    - SCAI has an agreement in principle with Luscar Ltd. ("Luscar"), a subsidiary of Luscar Energy Partnership, and CONSOL Energy Inc. ("CONSOL") for the purchase of the jointly-owned Met Coal Assets, comprising the Line Creek mine, the undeveloped Cheviot mine project and a 46.4% interest in the Neptune Terminals, in exchange for 5.9 million trust units. Definitive documentation has not yet been signed for this proposed transaction; however the Partnership has agreed in principle that the Partnership or one of its affiliates will purchase the Exchange Rights or Units received by CONSOL if CONSOL so elects. Also, this proposed transaction will be subject to necessary regulatory and other third party consents.

    - SCAI also intends to enter into a put option agreement with Luscar and CONSOL to sell the Luscar mine to SCAI, in exchange for 0.5 million trust units. Definitive documentation has not yet been signed for this proposed transaction. Also, this proposed transaction will be subject to necessary regulatory and third party consents.

    - Uncertainty exists as to whether provisions exist in Fording's banking facilities and foreign exchange contracts that would require early termination of these arrangements upon a change of control. SCAI intends to discharge all existing indebtedness of Fording, including any indebtedness in respect of outstanding amounts under bank credit facilities and foreign exchange swaps; however, the cost of discharging these obligations is uncertain.

    - SCAI and its subsidiaries intend to replace the bridge financing and a $100 million working capital facility with a $425 million term facility negotiated with a Canadian chartered bank which will bear interest at rates consistent with investment grade facilities of this

                  SHERRITT COAL ACQUISITION INC. ("SCAI") AND
                     CANADIAN COAL TRUST ("CANADIAN COAL")

   NOTES TO PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

                                  (UNAUDITED)

                  (ALL TABULAR AMOUNTS IN MILLIONS OF DOLLARS)

1.  BASIS OF PRESENTATION (CONTINUED)
     type. Because definitive agreements have not yet been signed for the term facility, the effect of the lower interest rate is not reflected in the pro forma financial statements.

    - SCP II will not receive any distribution in respect of its interest in SCAI during any quarter in 2003 and 2004 unless Canadian Coal has first received interest on Notes of SCAI equivalent to $1.14 per Unit in respect of each calendar quarter in 2003 and $1.30 per Unit in respect of each calendar quarter in 2004, for a maximum quarterly subordination amount of $11.25 million. The 2004 subordination is subject to certain adjustments, as described in the Amended Enhanced Offer. The impact of this subordination feature would be a possible increase in Canadian Coal's pro forma net earnings available for distribution, however the actual impact is not objectively determinable on the basis that pro forma information was not available on a quarterly basis and that inclusion of the above transactions would impact the amount of subordination.

    In preparing these pro forma financial statements, no adjustments were made to reflect operating synergies, general and administrative cost savings or possible tax benefits that may result from the transaction. Acquisition and other non-recurring costs are also excluded. The purchase price calculation and allocation is based on estimates and the actual allocation will vary from this estimate. Given these facts and the number of transactions contemplated in the Enhanced Offer and the Amended Enhanced Offer that are not reflected in the pro forma financial statements and other uncertainties resulting from the fact that management did not have access to the detailed records of Fording when preparing the statements, these pro forma financial statements differ from the results that would have been compiled and presented if management had access to all pertinent information. These differences will be material.

    Financial statements require management to make estimates and assumptions that affect the reported amounts of pro forma assets and liabilities at the date of the balance sheets and the reported amounts of pro forma revenues and expenses during the reported periods. Actual results could differ from those estimates.

    The pro forma financial statements give effect to the assumptions that approval has been obtained by the regulators for the listing of Canadian Coal Trust, that the Exchange Rights have been exchanged for trust units and that the proposed transactions described in note 2 have occurred.

2.  PRO FORMA TRANSACTION ASSUMPTIONS

    Under the terms of the Amended Enhanced Offer, each Fording shareholder will be given the opportunity to elect the following consideration for each Fording share:

    - $35 in cash;

    - one Exchange Right of Sherritt ("Exchange Right"), which will be exchangeable into a trust unit of Canadian Coal; or

    - a combination of cash and Exchange Rights.

    In the event that more than 27.6 million Fording shares are elected for the cash offer, the Amended Enhanced Offer provides a pool of cash of $965 million and a pool of approximately 23.8 million Exchange Rights, with an ascribed value of $834 million. In this event, Fording shareholders will receive a pro rata amount of cash and Exchange Rights, such that the total consideration equals $965 million of cash and approximately 23.8 million Exchange Rights.

    A maximum amount of up to approximately 38.6 million Exchange Rights will be issued. In the event that elections for Exchange Rights exceed this maximum, a pro-rata amount of cash and Exchange Rights will be issued.

    Ontario Teachers' Pension Plan Board owns approximately 3.2 million Fording shares and has indicated its intention to elect for Exchange Rights.

    The number of outstanding Fording shares on the date of the acquisition is assumed to be approximately 51.4 million.

    As discussed in note 1, management did not have access to the detailed records of Fording. As a result, management has not attempted to estimate fair value adjustments related to the purchase price allocation, other than recognizing the unrealized loss as at September 30, 2002, of $151.9 million before tax, on Fording's foreign exchange arrangements. The residual difference between the purchase price and the book values after this adjustment has been preliminarily allocated to goodwill.

    The fair values of the assets and liabilities will be determined at the actual date of acquisition and will differ from the amounts shown below in the assumed pro forma purchase price allocation. This will include valuations for surface coal reserves, customer contracts,

                  SHERRITT COAL ACQUISITION INC. ("SCAI") AND
                     CANADIAN COAL TRUST ("CANADIAN COAL")

   NOTES TO PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

                                  (UNAUDITED)

                  (ALL TABULAR AMOUNTS IN MILLIONS OF DOLLARS)

2. PRO FORMA TRANSACTION ASSUMPTIONS (CONTINUED) land rights and mine development projects, the impact of which will be a change in value of capital assets and goodwill, offset in part by amortization of the above assets, as well as other adjustments to allocate fair values to assets and liabilities.

    As the consideration paid to Fording shareholders may be in varying proportions of cash and Exchange Rights, the pro forma financial statements present two of the possible alternative scenarios. Unaudited pro forma financial statements have been prepared under the scenarios that the maximum cash is used or that the maximum number of Trust Units is issued, as described below. These scenarios are named as "Maximum Cash" and "Maximum Trust Units" to describe the scenario after completion of the exchange of Exchange Rights for Trust Units.

    Unaudited pro forma financial statements have been prepared for both SCAI and Canadian Coal Trust to give effect to the proposed transaction.

    (A) SCAI

       The initial capitalization of SCAI is as follows:

                                                                       Maximum       Maximum
                                                                         Cash      Trust Units
                                                                      ----------   -----------
        Common shares issued to Sherritt and SCP II.................     210.7         210.7
        Series A Notes issued to Sherritt...........................     726.8       1,178.3
        Series B Notes issued to SCP II.............................     701.5         250.0
        Short-term debt.............................................     210.0         210.0
                                                                       -------       -------
                                                                       1,849.0       1,849.0
                                                                       =======       =======
        In exchange for:
        Exchange Rights.............................................     834.0       1,352.2
        Cash........................................................     805.0         286.8
        Proceeds from debt issue....................................     210.0         210.0
                                                                       -------       -------
                                                                       1,849.0       1,849.0
                                                                       =======       =======

       Concurrently with the capitalization, SCAI acquires all of the outstanding shares of Fording in exchange for a combination of Exchange Rights and cash. The acquisition is accounted for by SCAI using the purchase method of accounting for business combinations, as follows:

                                                                       Maximum       Maximum
                                                                         Cash      Trust Units
                                                                      ----------   -----------
        ACQUISITION COSTS
        Consideration in cash.......................................     965.0         446.8
        Consideration in Exchange Rights............................     834.0       1,352.2
        Transaction costs incurred by SCAI..........................      33.7          33.7
                                                                       -------       -------
                                                                       1,832.7       1,832.7
                                                                       =======       =======
        ALLOCATION OF ACQUISITION COST
        Capital assets..............................................     789.3         789.3
        Goodwill....................................................   1,406.5       1,406.5
        Net working capital.........................................      78.8          78.8
        Long-term debt..............................................    (136.0)       (136.0)
        Future income taxes.........................................    (101.6)       (101.6)
        Foreign exchange arrangements...............................    (151.9)       (151.9)
        Other assets and liabilities................................     (52.4)        (52.4)
                                                                       -------       -------
                                                                       1,832.7       1,832.7
                                                                       =======       =======

                  SHERRITT COAL ACQUISITION INC. ("SCAI") AND
                     CANADIAN COAL TRUST ("CANADIAN COAL")

   NOTES TO PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

                                  (UNAUDITED)

                  (ALL TABULAR AMOUNTS IN MILLIONS OF DOLLARS)

2.  PRO FORMA TRANSACTION ASSUMPTIONS (CONTINUED)
       The remaining cash raised on the initial capitalization of SCAI is used to pay financing fees associated with debt incurred to fund the acquisition. These fees are recorded as follows:

                                                                       Maximum       Maximum
                                                                         Cash      Trust Units
                                                                      ----------   -----------
        Prepaid expenses............................................      9.7          9.7
        Other assets................................................      6.6          6.6
                                                                         ----         ----
                                                                         16.3         16.3
                                                                         ====         ====

       Following this transaction, SCAI would consolidate the operating results and financial position of Fording.

       The amounts above include takeover-related costs of $81.0 million to be incurred by Fording, as disclosed in Fording's Supplement to the Management Information Circular, which have been deducted from net working capital. The related future tax benefit of $9.9 million has been included in future income taxes. SCAI is expected to incur estimated financing and transaction costs of $50.0 million. The related future tax benefit of $16.3 million has also been reflected in future income taxes.

    (B) CANADIAN COAL TRUST

       The initial capitalization of Canadian Coal Trust is as follows:

                                                                       Maximum       Maximum
                                                                         Cash      Trust Units
                                                                      ----------   -----------
        Trust Units issued to Sherritt..............................     834.0       1,352.2
                                                                       =======       =======
        In exchange for:
        Common shares of SCAI held by Sherritt......................     107.2         173.9
        Series A Notes held by Sherritt.............................     726.8       1,178.3
                                                                       -------       -------
                                                                         834.0       1,352.2
                                                                       =======       =======

       Following approval by the regulators to provide for the free tradeability of the Trust Units of Canadian Coal, the Exchange Rights held by the ex-Fording shareholders are to be exchanged for Trust Units held by Sherritt.

       MAXIMUM CASH

       SCP II acquires a 49.1% ownership interest in SCAI for $805.0 million, comprising $103.5 million in share capital and $701.5 million in Series B Notes. Canadian Coal acquires a 50.9% ownership interest in SCAI for $834.0 million, comprising $107.2 million in equity and $726.8 million in Series A Notes.

       The minority interest recorded by Canadian Coal in respect of SCAI reflects SCP II's proportionate interest in the net assets of SCAI.

       MAXIMUM TRUST UNITS

       SCP II acquires a 17.5% ownership interest in SCAI for $286.8 million, comprising $36.8 million in share capital and $250.0 million in Series B Notes. Canadian Coal Trust acquires an 82.5% ownership interest in SCAI for $1,352.2 million, comprising $173.9 million in equity and $1,178.3 million in Series A Notes.

       In the Maximum Trust Units scenario, Canadian Coal will own 82.5% of SCAI and in the Maximum Cash scenario, Canadian Coal will own 50.9% of SCAI. Canadian Coal consolidates its interest in SCAI under both scenarios. The facts and circumstances which exist after the acquisition will determine the actual method of accounting for the interest in SCAI.

                  SHERRITT COAL ACQUISITION INC. ("SCAI") AND
                     CANADIAN COAL TRUST ("CANADIAN COAL")

   NOTES TO PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

                                  (UNAUDITED)

                  (ALL TABULAR AMOUNTS IN MILLIONS OF DOLLARS)

3.  PRO FORMA ADJUSTMENTS -- OTHER ADJUSTMENTS

    (A) SCAI

        (i) Depletion and amortization expense has been adjusted to reflect the amortization of deferred financing costs relating to the financing associated with the Fording transaction.

        (ii) Interest and other expenses have been adjusted to reflect the following:

                                                                             Nine months ended            Year ended
                                                                            September 30, 2002         December 31, 2001
                                                                          -----------------------   -----------------------
                                                                           Maximum      Maximum      Maximum      Maximum
                                                                            Cash      Trust Units     Cash      Trust Units
                                                                          ---------   -----------   ---------   -----------
            Interest on bridge financing................................     13.8         13.8         22.2         22.2
            Interest on SCAI Notes......................................     87.2         87.2        125.6        125.6
                                                                            -----        -----        -----        -----
                                                                            101.0        101.0        147.8        147.8
                                                                            =====        =====        =====        =====

        Interest on the SCAI Notes is calculated as 15% of the principal outstanding per annum, limited to an estimate of available distributable cash calculated based on Fording's publicly available documents.

       (iii) Income taxes have been adjusted for the impact of the above items.

    (B) CANADIAN COAL TRUST

        (i) Interest expense has been adjusted to eliminate the interest paid by SCAI to SCP II on the Series B Notes.

        (ii) Minority interest has been adjusted to reflect the share of SCAI's net loss attributable to the Partnership.

        In the pro forma balance sheet, minority interest is calculated to be 49.1% and 17.5% of SCAI's capital stock in the maximum cash and maximum trust units scenarios, respectively.

4.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

    The pro forma consolidated financial statements of SCAI and Canadian Coal have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which, in most respects, conform to United States generally accepted accounting principles ("U.S. GAAP"). Fording does not provide information regarding differences between Canadian and U.S. GAAP in its quarterly financial statements and as such no pro forma information is provided for differences between Canadian and U.S. GAAP that may exist for pro forma information presented under Canadian GAAP as at and for the nine months ended September 30, 2002. Readers are cautioned that differences from U.S. GAAP for the nine months ended September 30, 2002, if any, could be material. Significant differences between Canadian and U.S. GAAP for the year ended December 31, 2001 are as follows:

    A. Pro forma Statement of Income

                                                                                Year ended December 31, 2001
                                                                      ------------------------------------------------
                                                                                                     Pro Forma
                                                                                                   Canadian Coal
                                                                                              ------------------------
                                                                                 Pro forma     Maximum       Maximum
                                                                      Fording       SCAI         Cash      Trust Units
                                                                      --------   ----------   ----------   -----------
        Net income (loss) under Canadian GAAP.......................    94.6       (15.3)        56.1          91.0
        Derivative financial instruments -- foreign exchange forward
          contracts (a).............................................   (88.6)      (88.6)       (45.1)        (73.1)
        Income tax recovery.........................................    32.8        32.8         16.7          27.1
        Stock based compensation (b)................................    (3.2)       (3.2)        (1.6)         (2.6)
                                                                       -----       -----        -----         -----
        Net income (loss) under U.S. GAAP...........................    35.6       (74.3)        26.1          42.4
                                                                       =====       =====        =====         =====

       The U.S. GAAP adjustments are shown net of the impact on net income of the minority interest.

                  SHERRITT COAL ACQUISITION INC. ("SCAI") AND
                     CANADIAN COAL TRUST ("CANADIAN COAL")

   NOTES TO PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

                                  (UNAUDITED)

                  (ALL TABULAR AMOUNTS IN MILLIONS OF DOLLARS)

4.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
    B.  Pro forma Statement of Comprehensive Income

       Comprehensive income is measured in accordance with Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. The concept of comprehensive income does not exist under Canadian GAAP.

                                                                                Year ended December 31, 2001
                                                                      ------------------------------------------------
                                                                                                     Pro Forma
                                                                                                   Canadian Coal
                                                                                              ------------------------
                                                                                 Pro forma     Maximum       Maximum
                                                                      Fording       SCAI         Cash      Trust Units
                                                                      --------   ----------   ----------   -----------
        Net income (loss) under U.S. GAAP...........................    35.6       (74.3)        26.1         42.4
        Other comprehensive income, net of tax
          Cumulative translation adjustment (c).....................    14.4        14.4          7.3         11.9
          Minimum pension liability (d).............................    (3.3)       (3.3)        (1.7)        (2.7)
                                                                       -----       -----         ----         ----
        Comprehensive income (loss) under U.S. GAAP.................    46.7       (63.2)        31.7         51.6
                                                                       =====       =====         ====         ====

    C.  Balance Sheet

       Insufficient information is included in Fording's financial statements to provide a September 30, 2002 balance sheet in accordance with U.S. GAAP.

       (A) DERIVATIVE FINANCIAL INSTRUMENTS

        Under United States GAAP, SFAS No. 133 and related pronouncements require that all derivative instruments be recorded on the balance sheet at fair value. Derivatives that are not designated as hedges for accounting purposes must be adjusted to fair value through income. If the derivative is designated and is effective as a hedge for accounting purposes, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in the fair value of hedged underlying assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a hedging derivative's change in fair value is recognized in earnings immediately. Neither Sherritt nor Fording has designated any instruments as hedges for the purposes of U.S. GAAP.

       (B) STOCK-BASED COMPENSATION

        Under U.S. GAAP, a compensation expense must be recorded if the intrinsic value of stock options is not exactly the same immediately before and after an equity restructuring. As a result of a prior restructuring, Fording had stock options outstanding which had a different intrinsic value after the restructuring than prior to the restructuring. Canadian GAAP does not require revaluation of these options.

       (C) CUMULATIVE FOREIGN CURRENCY TRANSLATION

        Under U.S. GAAP, changes in the cumulative foreign currency translation accounts are considered to be a component of other comprehensive income.

       (D) MINIMUM PENSION LIABILITY

        Under U.S. GAAP, an additional minimum pension liability is recorded that represents the excess of unfunded accumulated benefit obligations over previously recorded pension cost liabilities for underfunded plans. The increase in liabilities is charged to other comprehensive income, net of related income taxes.

                                   APPENDIX B
                         SUPPLEMENT TO NORWEST OPINION

                 (This page has been left blank intentionally.)

[GRAPHIC]

SUITE 400, 205 - 9TH AVE SE
CALGARY, ALBERTA CANADA T2G 0R3
TEL (403) 237-7763
FAX (403) 263-4086

January 5, 2003

SHERRITT COAL ACQUISITION INC.,
a corporation wholly owned by,
SHERRITT COAL PARTNERSHIP II
5th Floor, 1133 Yonge Street
Toronto, Ontario
M4T 2Y7

   Supplement to Prior Opinion Letter re: Line Creek Mine and Related Matters

We have been requested by Sherritt Coal Acquisition Inc. (SCAI) to prepare a supplementary report addressing in more detail certain matters discussed in our firm's report dated December 02, 2002 and certain matters discussed in an opinion provided to Fording Inc. by the consulting firm, Anderson &
Schwab, Inc. (A&S). The principal conclusions of this supplementary report can be summarized as follows:

    - The report of Norwest Corporation (Norwest) on the Line Creek mine was prepared based upon actual mine data and with the benefit of extensive site visits and in-depth knowledge of the actual Line Creek mine, as well as knowledge of all of the other Canadian coal mines held by the respective companies. In contrast, the A&S report discloses that "A&S has not been provided with or reviewed any non-public information" and that "A&S has not visited any of their respective mine sites" nor has it "interviewed any of their employees". Based upon our analysis, Norwest is of the view that the Line Creek mine plan is relatively conservative and with additional engineering has the potential to be optimized for further cost reductions.

    - The mine life of the Line Creek mine is forecast to extend well beyond the formal ten-year mine plan, and well beyond the 15 year life (to 2017) estimated in the A&S report. It is necessary to consider the coal reserves that will remain after the current mine plan is implemented, as well as additional resources that can be advanced to the reserve category with further drilling and mine planning, in evaluating the ultimate reserve potential of the Line Creek mine.

    - The primary factors which are projected to lower the Line Creek mine operating costs by $5.50-$6.50 per clean metric tonne (cmt) over the life of the mine plan, and concomitant increases in the margins realized, are: a substantial reduction in the "strip ratio" over time (i.e. the ratio of the quantity of overburden to the quantity of coal mined); additional sustaining and mine development capital expenditures; and tighter control of the maintenance costs of major mining equipment.

    - The feed rates for the preparation plant at the Line Creek mine have been forecasted based upon the actual rates which were achieved in December 2002 and based upon the projected reduction of constraints previously arising from the rate of coal production, rather than from the plant's capacity.

                                        CALGARY \ SALT LAKE                        WWW.NORWESTCORP.COM
                    CITY \ VANCOUVER \ BRISBANE \ ASHLAND \ LONDON \ JAKARTA \ CALCUTTA

                                                                   SHERRITT COAL ACQUISITION INC
[GRAPHIC]                                                                            PAGE 2 OF 5
------------------------------------------------------------------------------------------------


    - Mine maintenance costs at the Line Creek mine are forecast to be reduced in the future through: the substantial reduction in the backlog of repairs and component replacements which occurred in 2002; the engagement of external advisors to identify opportunities to further reduce maintenance costs; and an increase in the proportion of planned maintenance versus break-down maintenance.

    - The trade-off between capital equipment replacement costs and operating costs has been fully recognized in the Line Creek mine plan. While the plan currently envisions extending the useful life of equipment and allowing operating costs to rise, it is likely that the replacement of capital equipment, which can be justified through higher productivity and lower cost, will occur in the normal course of operating the mine.

    - There are a number of potential pit areas within the Line Creek property that could be economically and synergistically developed as an extension of the Greenhills operation of Fording Inc. (Fording), within the Canadian Coal Trust proposed by SCAI. These are in contrast to the less defined opportunities to possibly extend the life of Fording's Coal Mountain operation, through melding it with the Elkview mine proposed to be contributed by Teck Cominco Limited (Teck Cominco) to the Fording Coal Partnership.

    - As required by Canadian securities regulations governing experts' reports and disclosure regarding mines, the Norwest report explicitly deals with coal RESERVES, and does not attempt to quantify the value of additional RESOURCES which may be advanced to reserves over time. The A&S report references a value for coal resources of Fording, in addition to its reserve disclosure.

    - Neptune Terminals provides added reliability to Line Creek by allowing the mine to increase coal exports from one port at times of disruption at the other. This is particularly important in light of the recently reported accident at Westshore Terminals that has ceased operations at one of its two coal loading berths.

    - It is very important, when making comparisons of assets such as the Line Creek mine (proposed to be indirectly contributed by SCAI to the Canadian Coal Trust) and the Elkview mine (proposed to be contributed by Teck Cominco to the Fording Coal Partnership, in which the Fording Income Trust will hold an interest), to recognize the substantially different attributed values of the mines. Comparisons of the Elkview mine and the Line Creek mine cannot be meaningful without placing such comparisons in the contexts of the respective proposed transactions, including with reference to the substantial differences in the values attributed in each case.

QUALIFICATIONS OF NORWEST

As previously disclosed, Norwest is an established international engineering consulting firm within the energy and mineral resource industry. Norwest was engaged by SCAI to review the geology, mine plans and cost estimates pertaining to the Line Creek mine. Norwest staff have been working with detailed data including the drill-hole data base, geological cross sections, mine plans, manpower and equipment schedules, maintenance data bases and mine cost information in the conduct of the work. Norwest staff members have spent in excess of 500 man-hours in the analysis of the geology and plans for Line Creek, much of that time at the mine site.

                                                                   SHERRITT COAL ACQUISITION INC
[GRAPHIC]                                                                            PAGE 3 OF 5
------------------------------------------------------------------------------------------------


Norwest's senior staff members are very familiar with the mine operations conducted by the various coal companies in southeast British Columbia and many of these staff have held technical and managerial positions at these mines.

In addition to its work for SCAI, Norwest's reputation and expertise are recognized by both Teck Cominco and Fording, as both companies have retained Norwest in the past for technical reviews of their reserves and/or mine plans, as can be seen in various corporate filings available through SEDAR. Norwest's senior staff members are properly qualified under the requirements of Canadian Securities legislation to provide the technical analysis required to support the valuations considered in this transaction. It is a requirement of the legislation that the Qualified Persons providing opinions relating to the technical and economic feasibility of mining projects are identified and can certify their qualifications.

Norwest has been compensated for its services in respect of this supplementary report and our firm's original report on an hourly basis. Norwest's fee is in no way contingent upon the successful completion of the SCAI offer or any other matter.

SPECIFIC COMMENTS RE: LINE CREEK MINE
(REFERENCES TO PAGE NUMBERS RELATE TO APPENDIX F TO THE SECOND SUPPLEMENT TO THE MANAGEMENT INFORMATION CIRCULAR FOR THE SPECIAL MEETING OF FORDING INC.)

MINE LIFE (PAGE F-3)

The A&S report suggests that the Line Creek mine will be mined out in 2017, for a life of 15 years. This conclusion is drawn upon the reserves reported for inclusion in the ten-year mine plan and the remainder of reserves not mined in the ten-year plan. In addition to those identified reserves, there are substantial resources that are expected to be advanced to the reserve category with further drilling and mine planning, that will extend the life of the mine well beyond the current planning window.

MINE COST REDUCTION (PAGE F-3)

The A&S report notes that the current cost of production at Line Creek is $39.48 per cmt and is expected to fall by $5.50-$6.50 per cmt over the life of the plan "without explanation". The A&S report does not consider the fact that the clean coal strip ratio declines from a high of 12.1:1 in 2003 to a low of 9.9:1 bcm:cmt in 2012, which materially affects the direct operating cost. The A&S report similarly implies that there will be no capital expenditures during the ten-year plan period, whereas Norwest's second table shows sustaining and mine development capital planned over the ten year period. The mine cost reduction is also achieved through tighter control on maintenance costs of major mining equipment.

PREPARATION PLANT FEED RATE (PAGE F-3)

The historical preparation plant feed rates are identified by the A&S report as being substantially below those anticipated in the ten year plan. The planned rate was achieved in December 2002 and, more importantly, it should be noted that in the past the plant throughput has been constrained by the ability of the mine to supply coal, rather than the capacity of the plant to process coal. The coal supply issue has been addressed in the new mine plan and will allow the plant production rates to be achieved.

MINE MAINTENANCE COSTS (PAGE F-3)

Mine maintenance costs peaked in 2002 on an hourly basis due to an effort on the part of the maintenance department to catch up on a back-log of repairs and component replacements. This effort will be rewarded in 2003 and subsequent years by lower maintenance costs on an ongoing basis. Furthermore, Line Creek


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
                                                                   SHERRITT COAL ACQUISITION INC
[GRAPHIC]                                                                            PAGE 4 OF 5
------------------------------------------------------------------------------------------------


engaged external advisors to identify areas in which maintenance costs could be further reduced. A key conclusion of these advisors, which has been adopted by Line Creek, has been to increase the proportion of planned maintenance versus break-down maintenance through better planning and control. This will further contribute to the maintenance cost reduction and overall lower mine operating costs.

CAPITAL EQUIPMENT REPLACEMENTS (PAGE F-3)

The A&S report correctly points out that major mining equipment is not anticipated to be replaced over the life of the plan and will result in "reduced availability" and "higher maintenance costs". While this is true, it is also acknowledged in the high operating costs and modest mechanical availability planned for the equipment. If new equipment was purchased, the maintenance costs would drop substantially. Luscar management has stated that if major equipment replacements could be justified economically through higher productivity and lower cost, then such replacements would be made.

SUMMARY (PAGE F-3)

Norwest's detailed analysis has shown that the Line Creek plan uses industry standard assumptions and engineering practices throughout all aspects of the plan preparation. The plan is relatively conservative and with additional engineering has the potential to be optimized for further cost reductions. Luscar has committed the necessary technical and managerial resources to ensure that the plan will be implemented.

SYNERGY ISSUES (PAGE F-4)

There are a number of potential pit areas within the Line Creek property that could be economically and synergistically developed as an extension of Fording's Greenhills operations, should the companies be combined. The A&S report notes the proximity of the Elkview resources south of Highway 3 to Fording's Coal Mountain Mine, as a potential to extend the life of Coal Mountain. While this may be theoretically true, the A&S report presents no information on how undeveloped resources within the Elkview property could be economically developed in association with the Coal Mountain facilities.

ADDITIONAL COMMENTS

PRAIRIE RESOURCES (PAGE F-5)

The A&S report refers to "...undeveloped reserves containing probable and inferred resources of 7 billion tonnes of coal. Fording has stated that based on comparable transactions these resources have a value of at least $100 million."

The A&S report utilizes the terms "reserves" and "resources" to describe the same coal in the same sentence, which is not in accord with the requirements of Canadian securities regulators, and particularly with NI 43-101.

CSA Staff Notice 43-302 (October 19, 2001) states: "NI 43-101 prohibits the inclusion of inferred resources in an economic evaluation in a preliminary feasibility or feasibility study. The prohibition is based on the guidance under the CIM definition of Inferred Mineral Resource that reads, in part:

    "... Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral resources must be excluded from estimates forming the basis of feasibility or other economic studies."


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
                                                                   SHERRITT COAL ACQUISITION INC
[GRAPHIC]                                                                            PAGE 5 OF 5
------------------------------------------------------------------------------------------------


PAGE F-6: Age of Luscar Mine Infrastructure -- The Fording River mine, the Elkview mine (aka Balmer) and the Luscar Mine were all developed in the same time period in the early 1970's and therefore have comparable-aged plant and infrastructure, even considering latter day upgrades by all owners.

ASSET VALUE COMPARISONS (PAGES F-1, F-2, F-4)

The A&S report uses terms such as: "assets... are significantly better than..."; "compare the assets..."; "not an opinion as to comparative value..."; "To reflect the difference in the quality of the Elkview Mine asset compared to the Line Creek mine asset...". The comparison of the two mines is incomplete if it does not compare the attributed values of the assets in their respective contexts. The financial valuations in the two proposed transactions reflect the different scales of the resource bases and production levels. The comparison table on page F-4 of the A&S report is not meaningful without an associated discussion of the substantial differences in the attributed values of the assets in each case.

CONCLUSION

The foregoing is the supplementary report of Norwest addressing in more detail certain matters discussed in our firm's report dated December 02, 2002 and certain matters discussed in an opinion provided to Fording by the consulting firm, A&S.

On Behalf of NORWEST CORPORATION

(Signed) Howard Lutley
Howard Lutley, P. Eng.
President

    FOR FURTHER INFORMATION OR ADDITIONAL COPIES OF THIS SECOND NOTICE, THE ENHANCED OFFER AND CIRCULAR, THE LETTER OF TRANSMITTAL AND ELECTION FORM OR THE NOTICE OF GUARANTEED DELIVERY PLEASE CONTACT:

               THE DEPOSITARY FOR THE AMENDED ENHANCED OFFER IS:

                           CIBC MELLON TRUST COMPANY

                                    BY MAIL
                                 P.O. Box 1036
                         Adelaide Street Postal Station
                                Toronto, Ontario
                                    M5C 2K4

                             BY HAND OR BY COURIER
                                 199 Bay Street
                              Commerce Court West
                                Securities Level
                                Toronto, Ontario
                                    M5L 1G9
                           Telephone: (416) 643-5500
                           Toll Free: 1-800-387-0825
                        E-mail: inquiries@cibcmellon.com

                    HALIFAX                                          MONTREAL
               1660 Hollis Street                             2001 University Street
        Centennial Building, Suite 406                              16th Floor
                  Halifax, NS                                      Montreal, PQ
                    B3J 1V7                                          H3A 2A6

                    CALGARY                                         VANCOUVER
               600 The Dome Tower                           1066 West Hastings Street
          333-7th Ave. S.W., 6th Floor                              16th Floor
                  Calgary, AB                                     Vancouver, BC
                    T2P 2Z1                                          V6E 3X1

   THE U.S. FORWARDING AGENT FOR THE AMENDED          THE INFORMATION AGENT FOR THE AMENDED
               ENHANCED OFFER IS:                               ENHANCED OFFER IS:

         MELLON INVESTOR SERVICES, LLC                      INNISFREE M&A INCORPORATED
             BY HAND OR BY COURIER                              501 Madison Avenue
              120 Broadway Street                                   20th Floor
                   13th Floor                                  New York, New York
              New York, New York                                      10022
                     10271                       Telephone: 1-877-750-5837 (English)
                                                                   1-877-750-9499 (Francais)

                                                 Banks and Brokers Call Collect: (212) 750-5833

                THE CANADIAN DEALER MANAGERS FOR THE AMENDED ENHANCED OFFER ARE:

         National Bank Financial Inc.                        BMO Nesbitt Burns Inc.
           Telephone: (416) 869-7811                        Telephone: (416) 359-8137
                 1-800-636-3675                                   1-888-355-6634

           ANY QUESTIONS AND REQUESTS FOR ASSISTANCE MAY BE DIRECTED
    TO THE DEALER MANAGERS, THE DEPOSITARY, THE U.S. FORWARDING AGENT OR THE
                               INFORMATION AGENT
       AT THEIR RESPECTIVE TELEPHONE NUMBERS AND LOCATIONS SET OUT ABOVE.

                                    PART II
       INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of the Trustees of the Canadian Coal Trust

    Under its declaration of trust, the Canadian Coal Trust is required to indemnify and reimburse each trustee, each former trustee, each officer of the trust and each former officer of the trust in respect of any and all taxes, penalties or interest in respect of unpaid taxes or other governmental charges imposed upon the trustee or officer in consequence of his or her performance of his or her duties, and in respect of any and all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which the trustee, former trustee, officer or former officer is made a party by reason of being or having been a trustee or officer of the trust or, at the request of the trust, a director or officer of Sherritt Coal Acquisition Inc. The declaration of trust provides that the Canadian Coal Trust will not indemnify a trustee, former trustee, officer or former officer in respect of unpaid taxes or other governmental charges or in respect of such costs, charges and expenses that arise out of or as a result or in the course of his or her failure to act honestly and in good faith with a view to the best interests of the trust unitholders. In addition, a trustee, former trustee, officer or former officer will not be entitled to satisfy any right of indemnity or reimbursement granted pursuant to the declaration of trust, or otherwise existing under law, except out of the assets held by the trust, and no trust unitholder or other trustee or officer shall be personally liable to any person with respect to any claim for such indemnity or reimbursement.

Indemnification of the Directors, Officers of Sherritt International Corporation

    Under section 81 of the BUSINESS CORPORATIONS ACT (New Brunswick) and Sherritt's by-laws, except in respect of an action by or on behalf of Sherritt or another body corporate to procure a judgment in its favour, Sherritt is required to indemnify a director or officer of Sherritt, a former director or officer of Sherritt and each person who acts or acted at Sherritt's request as a director or officer of another body corporate of which Sherritt is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of Sherritt or such other body corporate and provided that the director or officer (a) acted honestly and in good faith with a view to the best interests of Sherritt, and,
(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such director or officer had reasonable grounds for believing that his or her conduct was lawful. Such indemnification may be made in connection with an action by or on behalf of Sherritt or such other body corporate to procure a judgment in its favor only with court approval if the conditions set out in (a) and (b) above are fulfilled.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, trustees, officers and controlling persons of the Registrants pursuant to the provisions described above, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

EXHIBITS SENT TO U.S. SHAREHOLDERS

Exhibit 1: Sherritt International Corporation Annual Information Form dated March 15, 2002*

Exhibit 2: Sherritt International Corporation management information circular dated April 15, 2002 in connection with the May 30, 2002 Annual and Special Meeting of Shareholders, other than the sections entitled "Composition of the Compensation Committee in 2001", "Report on Executive
             Compensation", "Performance Graph" and "Corporate
             Governance."*

Exhibit 2A:  Letter to Shareholders dated January 6, 2003

EXHIBITS NOT SENT TO SHAREHOLDERS

Exhibit 3:   Consent of Deloitte & Touche LLP*

Exhibit 4:   Consent of Ernst & Young LLP*

Exhibit 5:   Consent of Torys LLP (found at page 57 of the Offer and
             Circular)*

Exhibit 6:   Consent of Mayer, Brown, Rowe & Maw (found at page 58 of the
             Offer and Circular)*

Exhibit 7: Consent of Norwest Corporation (found following page 11 of the Notice of Variation and Extension to Offer to Purchase and Circular, dated January 6, 2003)

Exhibit 8:   Declaration of Trust of Canadian Coal Trust*

------------------------

*   Previously filed

                                    PART III
                 UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.  UNDERTAKINGS

    (a) The Registrants undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Form F-80 or to transactions in said securities.

    (b) The Registrants undertake to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policy, information regarding purchases of the Registrants' securities or of the subject issuer's securities during the exchange offer. Such information shall be set forth in amendments to this Form.

2.  CONSENT TO SERVICE OF PROCESS

    (a) At the time of filing this Schedule, the Registrants have filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

    (b) Any change to the name or address of the agent for service of the Registrants shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this Amendment Number 1 to registration statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of Toronto, Canada, Country of Canada, on January 6, 2003.

                                                       SHERRITT INTERNATIONAL CORPORATION

                                                       By:             /s/ SAMUEL W. INGRAM, Q.C.
                                                              -------------------------------------------
                                                       Name:         Samuel W. Ingram, Q.C.
                                                       Title:        Senior Vice-President, General
                                                                     Counsel and Corporate Secretary

    Pursuant to the requirements of the Securities Act, this Amendment Number 1 to registration statement has been signed as of January 6, 2003 by the following persons and in the capacities set forth below.

                      *
    ------------------------------------       Director and Chairman
               Ian W. Delaney

                      *
    ------------------------------------       Director
               Daniel P. Owen

                      *
    ------------------------------------       Director
             Rupert Pennant-Rea

                      *
    ------------------------------------       Director
             Sir Patrick Sheehy

                      *
    ------------------------------------       Director, President and Chief Executive Officer
            Dennis G. Maschmeyer

                      *
    ------------------------------------       Senior Vice President, Finance, and Chief Financial
                Jowdat Waheed                    Officer

*By:              /s/ SAMUEL W. INGRAM
             -------------------------------
                    Samuel W. Ingram
                    ATTORNEY-IN-FACT

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this Amendment Number 1 to registration statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of Toronto, Canada, Country of Canada, on January 6, 2003.

                                                       CANADIAN COAL TRUST

                                                       By:             /s/ SAMUEL W. INGRAM, Q.C.
                                                              -------------------------------------------
                                                       Name:         Samuel W. Ingram, Q.C.
                                                       Title:        Trustee

    Pursuant to the requirements of the Securities Act, this Amendment Number 1 to registration statement has been signed as of January 6, 2003 by the following persons and in the capacities set forth below.

                      *
    ------------------------------------       Trustee
            Dennis G. Maschmeyer

                      *
    ------------------------------------       Trustee
                Jowdat Waheed

            /s/ SAMUEL W. INGRAM
    ------------------------------------       Trustee
           Samuel W. Ingram, Q. C.

                      *
    ------------------------------------       Trustee
             Trevor M. Apperley

*By:              /s/ SAMUEL W. INGRAM
             -------------------------------
                    Samuel W. Ingram,
                    ATTORNEY-IN-FACT

**The Canadian Coal Trust does not have any officers.

                           AUTHORIZED REPRESENTATIVE

    Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has duly caused this Amendment No. 1 to Registration Statement to be signed by the undersigned, solely in its capacity as the duly authorized representative of Sherritt International Corporation and Canadian Coal Trust in the United States, in the City of Newark, State of Delaware on the 6th day of January, 2003.

                                                 PUGLISI & ASSOCIATES
                                                 (Authorized Representative)

                                                      /s/ DONALD J. PUGLISI
                                                  -----------------------------------------------
                                                 By:  Donald J. Puglisi
                                                 Its: Managing Director